Exhibit 99.2
2023 SUSTAINABILITY REPORT

CONTENTS CEO’s Message ............................................................................3 Türkiye’s Hepsiburada.......................................................... 6 About the Report.................................................................7 About Hepsiburada...........................................................8 Milestones ...............................................................................10 Hepsiburada Ecosystem............................................11 Business Model...................................................................13 Value Chain........................................................................... 15 Industry Overview and Trends...............................17 Economic Performance...............................................22 Highlights of 2023 ............................................................23 Our Sustainability Approach ...................................... 24 Sustainability Management....................................26 Sustainability Approach.............................................27 Stakeholder Engagement.........................................28 Materiality Analysis .........................................................29 Environmentally Friendly Operations with Innovative Solutions Starts Here! ............................33 Energy and Emission Management..................35 Circularity and Waste Management...............38 Sustainable Logistics ....................................................42 Water Management.....................................................46 Equal and Inclusive Corporate Culture Starts Here!...................................................................................47 Inclusion, Equity and Diversity...............................49 Talent Management and Development......51 Employee Engagement and Wellbeing........55 Employee Health and Safety.................................56 Social Good Starts Here! .................................................57 Positive Social Impact..................................................60 Women Entrepreneurship......................................... 64 Ethical and Transparent Governance Approach Starts Here!.......................................................68 Ethical Business Conduct .........................................70 Risk Management............................................................72 Customer Experience....................................................75 Supply Chain........................................................................77 Data Security and Privacy........................................78 Protection of Intellectual Property Rights ...81 Annexes........................................................................................... 82 Social Performance Indicators..............................83 Corporate Memberships and Collaborations..87 Featured Awards...............................................................88 GRI Content Index .......................................................... 90

CEO’s message Dear Stakeholders, In 2023, when we celebrated the centenary of the founding of the Republic of Türkiye with great pride and joy, we continued to be the pioneer of digitalization and e-commerce in the country, firmly adhering to the values of our Republic. At Hepsiburada, we will focus on producing, developing, investing and growing with our stakeholders in the second century of our Republic. We have left behind a challenging year for our country. The Kahramanmaraş earthquakes, which hit on February 6, 2023, resulted in one of the worst disasters in our country’s history, causing massive destruction. The disaster sparked an urgent need for help in the 11 provinces in the earthquake zone. Immediately after the earthquakes, we made a Hepsiburada Promise to our country and started a massive effort to support the people in those provinces. 2023 SUSTAINABILITY REPORT 3

We have committed to support 10,000 SMEs and tradesmen and 5,000 women entrepreneurs and women’s cooperatives in the region for two years with the “Trade and Technology Power for the Earthquake Region” program, which we launched in March 2023. Within the scope of the program, we aim to contribute to the employment of 120,000 people and the livelihoods of 500,000. We are also pushing on with our educational and social support for children and young people in the region. We have set a target of creating 10 billion TL in trade volume from the region to Türkiye and to the world at the end of two years. We have provided the support that the enterprises in the region needed in terms of e-commerce with our two E-Commerce Specialization Centers established in Adana and Hatay to develop the e-commerce infrastructure in the region. Thanks to the program, we created a trade volume of 3.5 billion TL in the region at the end of the first year. We supported more than 2,800 new businesses to start e-commerce with Hepsiburada. We will continue to work with all our strength not only now but also in the future to ensure the region’s development and help it regain its strength. 2023 was a very successful year for Hepsiburada in terms of financial performance. At the end of 2023, we reached a total sales volume of 96.5 billion TL (116.5 billion TL after inflation adjustment) with a growth of 104% (31% after inflation adjustment) compared to the end of the previous year. The total number of orders placed through our platform increased to 113 million, 41% more than last year. The number of active sellers reached 101,500 and active customers reached 12 million. Despite the economic fluctuations affecting the whole world, Hepsiburada is always raising the bar higher, while on the other hand, we recognize more clearly every year that environmental and social issues are as critical as economic issues. According to the Global Risks Report published annually by the World Economic Forum (WEF), the majority of long-term risks originate from climate change and other environmental crises. At the end of the 28th United Nations Climate Change Conference (COP28) held in Dubai last year, a commitment was made to decrease the use of fossil fuels for the first time in 28 years. Although the steps taken will not be enough to limit the increase in global temperature to 1.5°C, it is of great importance that governments, the private sector, civil society and individuals fulfil their responsibilities and keep the temperature increase at the lowest possible levels. At Hepsiburada, we are aware of our responsibility in this regard. By focusing on innovative solutions, we are acting to reduce the environmental impact from our operations. In this context, we use 70% recycled material in our 100% recyclable cargo bags. In addition to our TÜBİTAK patented route optimization project, which reduces the daily travel distance in order to reduce the footprint of our logistics activities, we are also running pilot studies to switch to electric vehicles for cargo distribution. We continue our efforts to establish our sustainability strategy and to set realistic, measurable and science-based sustainability targets in line with this strategy. Last year, we became the first e-commerce company in the world to commit to the “Forward Faster” initiative launched by the United Nations Global Compact (UNGC), of which we are a signatory. This initiative was launched to ensure that the United Nations Sustainable Development Goals are achieved by 2030 and that the private sector fulfils its responsibility in this 2023 SUSTAINABILITY REPORT 4

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

regard. As Türkiye's **Hepsiburada**, we will continue to take target-orientated and concrete steps in the determined action areas.

As **Hepsiburada**, we have been playing a critical role in the digitalization of trade since the day we were founded. Our company, which has been expanding its area of influence with an entrepreneurial and innovative spirit for more than twenty years, has contributed to the introduction of women and men entrepreneurs to e-commerce, to the expansion of the sales networks of SMEs, and directly and indirectly to the employment of approximately 4 million people in our country so far. Today, far beyond being just an e-commerce platform, we are working for the development of the e-commerce ecosystem in Türkiye by offering turnkey solutions for the digitalization of trade in Türkiye with our advertising, logistics and financial technology solutions and many other services.

As one of the signatory companies of the United Nations Women's Empowerment Principles (UN WEPs), we support both our female employees and women entrepreneurs within our scope of influence to empower them, ensure their economic independence and protect their equal rights in every field. We not only support women entrepreneurs, but also work to empower women within **Hepsiburada**. In 2023, the ratio of female employees in **Hepsiburada** and the companies under its roof was 44% and the ratio of women in managerial positions was 36%. In the **Hepsiburada**'s main brand, the rate of female employees exceeded 51%, while female managers increased to 40%. We act with a perspective of equality and inclusion in all career processes starting from recruitment, and we aim to further increase the number of female employees and leaders in our company. To this end, we are implementing activities to enhance the well-being and development of our female employees through Hepsinspire, the women's solidarity platform we established on 8 March 2023.

Since the day we were founded, we have been committed to supporting women entrepreneurs and increasing women's participation in the labor force. In this context, we have so far brought 45 thousand entrepreneur women in Türkiye into the digital economy thanks to our platform. By 2030, we are targeting to increase the number of entrepreneur women we have introduced to e-commerce to 120,000. At the beginning of 2024, we aim to increase the contribution of women to the family economy with our renewed LinkGelir program. LinkGelir covers approximately two-thirds of our women users and allows them to earn income through the products they recommend while shopping, while we grow the recommendation economy.

As Türkiye's **Hepsiburada**, we will continue our efforts to provide the best solutions for our business partners to benefit from the growth in 2024 when e-commerce will continue to expand, to grow the e-commerce ecosystem in Türkiye, to contribute to the national economy and to create value for all our stakeholders. On this note, I am delighted to present our second sustainability report, in which we share our sustainability approach, current performance and our vision for the future to our valuable stakeholders. I would like to thank everyone who contributed to the preparation of this report, especially our colleagues.

Nilhan Onal Gökçetekin

2023 **SUSTAINABILITY REPORT** 5

hepsi
burada
hepsiburada

Türkiye’s Hepsiburada

About the Report 7
About Hepsiburada 8
Milestones 10
Hepsiburada Ecosystem 11
Business Model 13
Value Chain 15
Industry Overview and Trends 17
Economic Performance 22
Highlights of 2023 23

6

About the Report As Türkiye’s Hepsiburada1 , we bring together tens of thousands of businesses in our journey of more than 20 years and offer more than 230 million product options in approximately 40 categories to our customers. We act with the responsibility of being a reliable and innovative e-commerce platform that is visited by approximately 12 million people a day, has more than 200 thousand stores on its platform, and takes part in the daily lives of our customers with approximately 110 million package deliveries a day. We aim to transform into a giant ecosystem by continuing to create value together with our stakeholders. 1 Hepsiburada: D-Market Elektronik Hizmetler ve Ticaret A.Ş. refers to the companies Doğan Portal ve Elektronik Ticaret A.Ş., D Fast Dağıtım Hizmetleri ve Lojistik A.Ş., and D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. Our report does not cover our overseas activities and operations. Our Brands included in the Report You can access our detailed financial statements and financial report on our corporate website. For more detailed information about the Hepsiburada Sustainability Report and to share your views and suggestions, you can contact us at crsustainability@hepsiburada.com 2023 SUSTAINABILITY REPORT 7

About Hepsiburada As Türkiye’s Hepsiburada, we are a leading e-commerce technology platform in our country, bringing 101 thousand active sellers together with approximately 12 million customers with our hybrid business model that combines direct retail sales and marketplace models. With our philosophy centered on customer experience, we offer a distinctive next generation shopping experience by developing products and services that surround the shopping journey from end to end with our team that blends Silicon Valley and Grand Bazaar culture, data and experience. 2023 SUSTAINABILITY REPORT 8

We carry out our activities as a giant “super application” ecosystem by taking our e-commerce business model one step further with our brands and services such as HepsiJET, Hepsipay, HepsiAd, Hepsiburada Global, Hepsiburada Market and Hepsiburada Seyahat, each of which brings an innovative perspective to the field with the investments we have made by leading the digitalization of trade in Türkiye. As a technology company, we focus on the constructive power of technology and believe in its transformative effect. We act with the idea that digital technologies are the key to economic and social development. With our Smart Operations Centre, the largest operations center in Türkiye and the region, and our R&D Center, we carry out innovative work to raise the bar in the sector and lead the digital transformation. We contribute to the local economy and employment by growing together with our suppliers, business partners and vendors across the country. At the same time, we support many associations and non-governmental organizations under the umbrella of “HepsiGönülden” to strengthen women entrepreneurship and contribute to social development. For more than 20 years, we have continued our journey with the spirit of innovation and entrepreneurship, and today, as Türkiye’s Hepsiburada, we are proud to be the first and only Turkish company to be publicly listed on the world technology exchange Nasdaq. As a reliable, innovative and sincere companion in the daily lives of our customers, we are working with all our strength to ensure that every stakeholder in our ecosystem thinks “I’m glad to have Hepsiburada”. As a reliable, innovative and sincere companion in the daily lives of our customers, we are working with all our strength to ensure that every stakeholder in our ecosystem thinks “I’m glad to have Hepsiburada”. OUR VISION OUR MISSION 2023 SUSTAINABILITY REPORT 9

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

Milestones

2000
Hepsiburada was founded by Hanzade Doğan as a 1P-based e-commerce platform. The first category sold was Computers.

2002-2005
Baby Child, Home Electronics, Kitchen Supplies, Music Products, Office Stationery, Sporting Goods and Telephone categories were added.

Floral Supplies, Souvenirs, Books, Auto Accessories, Watch Glasses Accessories, Health and Beauty categories started to be sold.

2006
We delivered our 1 millionth order.
According to Deloitte Technology Fast 50 Research, Hepsiburada became the "Fastest Growing E-Commerce Site".

2010
Since 2010, we have increased our focus on non-electronic products (based on our 1P Direct Sales model) and not only introduced new categories such as Home Textiles and Cosmetics but also started to expand our product range to include non-electronic categories such as Fast-Moving Consumer Goods (FMCG), Fashion, Home, and Garden.

2011
The Hepsiburada application was launched for iOS and Android platforms.
We have been selected as the 'E-Commerce Website of the Year.'

2012
In the Turkish e-commerce market, as the first company with the on-site supervised and Payment Card Industry Data Security Standard (PCI DSS) certification, we have implemented 'one-click shopping'.

2015
We have launched our new business model, 'Pazaryeri,' which allows individuals to market their own products by opening a free store.

As the main logistics center for our operations, we established the first private e-commerce fulfillment center, which operates 24/7, in Kocaeli Gebze.

2016
Hepsipay was established as our venture in the online payment world, with 100% ownership by Hepsiburada.

2017
We established our first licensed technology research and development center. In 2017, to provide efficient, fast, and reliable delivery services to our customers, we launched 'HepsiJET' to announce our own delivery services.

At Hepsiburada, we initiated the 'Technology Empowerment Program for Female Entrepreneurs' in collaboration with civil society organizations to strengthen women's presence in the business world by offering our expertise and technological infrastructure to women entrepreneurs.

2018
We introduced the ability to shop with the "Multiple Credit Card" feature.

In order to develop our vision of expanding the e-commerce market, we launched our "click & collect" services, which enable our customers to collect their purchased products from collection points located throughout Türkiye and which we renamed as "HepsiMat" in 2020.

2019
We launched "Hepsiglobal", an e-export initiative that transforms our business partners into global players. We launched "Hepsiexpress", which offers all daily needs to our customers with fast delivery.

2020
While expanding our logistics infrastructure with five new logistics centers in Diyarbakır, Erzurum, Ankara, İzmir and Adana, we launched "HepsiLojistik".

We became the first shipment and supply partner of Apple products in Türkiye. Thus, we started to supply Apple products directly and sell them to our customers online.

2021
We obtained a tourism agency licence to launch "HepsiFly" and launched "HepsiAd" to use our online platform for enhanced advertising capabilities.

We became the first and only Turkish company to go public on the Nasdaq Stock Exchange.

We launched the "HepsiTürkiye'den", Program which aims to bring geographically marked and local products to consumers in all corners of Türkiye.

We reached 81 provinces of Türkiye with the HepsiJET service network.

2022
We became a signatory of the United Nations Global Compact, the world's largest corporate sustainability initiative and voluntary leadership platform.
We supported the establishment of the first "E-Commerce Competence Centre" of TÜBİTAK-BİLGEM Artificial Intelligence Institute, which was opened within the scope of Türkiye's National Artificial Intelligence Strategy.
We collaborated with the Turkish Patent and Trademark Office to raise awareness of geographically marked products through the "HepsiTürkiye'den" program, which aims to bring local entrepreneurs together with e-commerce and carry them to national and international marketing.
We opened "Hepsiburada Smart by MIMEX", Türkiye's first smart and cashless store with the concept of "pick and go".

2023
Nilhan Onal Gökçetekin became new CEO of Hepsiburada and the

'Trade and Technology Empowerment to the Earthquake Region' program was launched.

In cooperation with Turkish Cargo, HepsiJET reduced the delivery time to 25 cities in and around Eastern and Southeastern Anatolia to just one day.

HepsiJET introduced the 'Route Optimisation' application based on artificial intelligence.

The first sustainability report of the e-commerce sector was published.

Hepsiburada became the main sponsor of Basketball A national teams.

E-commerce Specialised Centres were opened in Adana and Hatay.

Nilhan Onal Gökçetekin was included in the 2023 Heroes Women Leaders Global 100 list.

Hepsipay, Hepsiburada's fintech subsidiary, made its payment and maturity solutions available to the retail sector.

Hepsiburada Premium reached 2 million users.

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Hepsiburada Ecosystem Our transport system that aims to provide the best experience to its customers by combining expertise, attention, technology and quality in transport in order to transform customer-oriented distribution services in the e-commerce sector. Our application that brings businesses together with millions of new customers and world markets, while delivering millions of products from abroad to our customers at advantageous prices in a fast and practical way. Our application through which we deliver our customers’ needs such as groceries, food, water, and flowers to their doors at any time they want with our superior service understanding. Our airline ticket sales application, where we enable our customers to easily buy domestic and international flight tickets with a few clicks... The world of advantages where we offer all products and services for the operational, digital, financial, social and commercial needs of our Hepsiburada sellers with privileges. Our logistics solutions that provide businesses with all operational processes such as stocking, addressing, packaging, shipping, invoicing, delivery and returns for their sales from Hepsiburada and different e-commerce platforms Our payment infrastructure services that bring the latest technologies and payment features to companies and consumers in a fast, practical and secure way in order to lead the digitalization of the payments world Our new generation advertising technologies and solutions that we offer to businesses for their activities on our platform and different e-commerce sites with the power we get from our knowledge and technological infrastructure in the sector 2023 SUSTAINABILITY REPORT 11

We offer opportunities and solutions that create value for our customers and sellers, who are the key stakeholders in the Hepsiburada ecosystem. With Hepsiburada Global, we offer our customers an international shopping experience and provide our sellers with the opportunity to expand abroad. FOR OUR CUSTOMERS: FOR OUR VENDORS: • Same-day Delivery • Return Pick-up • Refurbish the Old • 2-person delivery model • Access to finance for suppliers and vendors • New generation advertising technologies and solutions. • More than 4 thousand stores • More than 7 million product options • Transparent order cost • Fast delivery • Advantageous prices with quality standards • Opportunity to sell abroad to e-commerce stores • Millions of products from abroad to our customers 2023 SUSTAINABILITY REPORT 12

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

Business Model

As **Hepsiburada**, we have a hybrid business model that combines 3P and 1P models. We sell the products on our online platform, which forms the basis of our operations, through the marketplace model, which we call '3P' or 'third party'. In addition to the marketplace model, in the direct sales model called '1P' or 'first party', we buy products wholesale from suppliers and list, store and deliver orders to our customers under the seller name '**Hepsiburada**' on our platform.

hepsiburada Business Model

DİRECT SALES (1P) MODEL

In the Direct Selling Model, we source products in bulk, typically holding inventory for specific products to sell directly to customers at our warehouse centers or supplier warehouses. On our online platform **Hepsiburada** appears as a seller of products sold through direct selling.

MARKETPLACE (3P) MODEL

Our marketplace model connects consumers with sellers offering a wide range of products. Sellers registered on our online platform set up their own stores, list and sell their products. In this model, sellers are seen as the owners of the products they list on our platform and are responsible for pricing, sales and managing their inventory. In addition, sellers registered on our platform benefit from our 'integrated ecosystem' that offers various value-creating services such as access to financing, next-generation advertising technologies and solutions (HepsiAd), economical and practical last delivery solutions (HepsiJET) and all operational process solutions such as storage, addressing, packaging, invoicing and returns (HepsiLogistics).

FBM MODEL*

Sellers carry out storage, packaging, shipping and after-sales services with their own means.

*fulfilled-by-Merchant

HEPSİLOJİSTİK MODEL**

The storage, packaging, shipping and after-sales services of the products are carried out by **Hepsiburada**.

**Applies to sellers who benefit from AllLogistics solutions in the Direct Sales Model and also in the Marketplace Model.

2023 SUSTAINABILITY REPORT

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In the ordering process, which includes the acceptance, picking, storage, consolidation into batches, packing into parcels for delivery and returns of goods, we operate on the basis of three models.[2]

DIRECT SALES (1P) MODEL

- We purchase wholesale products from our suppliers in line with our direct sales (1P) model.
- As Hepsiburada, we list the products on the Hepsiburada platform by uploading product information such as details of the products we will sell, pricing, inventory, transport conditions, etc.
- We carry out the storage of the products we purchase in our nine warehouse centers strategically located across Türkiye with a total area of more than 163 thousand square meters.
- As Hepsiburada, we deliver the orders we receive to our customers through our 18 transfer centers, our extensive distribution network consisting of 213 branches in 81 provinces or other cargo companies.

MARKETPLACE (3P) HEPSILOJISTIK MODEL

- After sellers apply to Hepsiburada and provide the necessary information, we review the applications and activate the stores of approved sellers on our platform.
- Sellers list their products on the Hepsiburada platform by uploading product information such as product details, pricing, inventory and shipping conditions.
- We bring together the products of our sellers who benefit from HepsiLojistik solutions with our superior service understanding and technology, and deliver them to our warehouse centers through our HepsiJET operations.
- We sort and address the products sent to our warehouse centers by our sellers who benefit from HepsiLogistics solutions and integrate them into their systems by creating stock. After the sellers receive orders from the Hepsiburada platform, we carry out all delivery processes.
- We deliver the orders received by our sellers to Hepsiburada customers as HepsiJET or through other cargo companies through our 18 transfer centers and a general distribution network consisting of 213 branches in 81 provinces.

MARKETPLACE (3P) HEPSİLOJİSTİK MODEL

- We examine the sellers who apply to Hepsiburada with the necessary information, and we activate the stores of the approved sellers on our platform.
- Sellers list their products on the Hepsiburada platform by uploading product information such as product details, pricing, inventory, shipping conditions, etc.
- Sellers who do not benefit from HepsiLojistik solutions keep their products in their own warehouses and carry out all delivery processes themselves after receiving orders from the Hepsiburada platform.
- When sellers receive orders from the Hepsiburada platform, they deliver the orders to Hepsiburada customers via HepsiJET or other cargo companies.

2 Within the scope of the Direct Sales Model, we use the drop-shipping model in a small share of our operations. In dropshipping or dropshipping e-commerce, we accept the orders, while orders are delivered directly from the supplier to the customer by their own means.

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Value Chain SUPPLY & PRODUCT LISTING ORDER WAREHOUSE DISTRIBUTION DELIVERY 1P Model HepsiLojistik Model FBM Retail Supply Establishment of Hepsiburada Stores Hepsijet Supply Logistics Solutions Storage Processes of Sellers Hepsiburada HepsiJet Delivery Operations Warehouse Centers Other Shipping Companies Delivery of Orders to Our Customers Product Listing Product Listing While we continue our operations in 81 provinces of Türkiye, we advance our operations with storage, distribution and delivery steps to ensure the delivery of the orders created after the procurement and product listing. We carry out all the services we provide to our customers in line with our understanding of quality service with our warehouse centers located at strategic points, our route optimization and our own distribution processes as well as the distribution processes we provide with other cargo companies. 2023 SUSTAINABILITY REPORT 15

LOGISTICS NETWORK AND INFRASTRUCTURE Hepsiburada Headquarter Logistics Center İstanbul Diyarbakır Erzurum İzmir Ankara Adana Gebze ve Tuzla FBM MODELİ MARKETPLACE MODEL HEPSİLOJİSTİK MODEL • 7/24 logistics operation • Uninterrupted access to our integrated logistics infrastructure • Fast, reliable and cost-effective logistics solutions • High-quality Standards • Pre-sales and after-sales services • Same Day Delivery • At your door tomorrow • At your door in two hours • Delivery by appointment • Receiving returns from customers' addresses • Affordable delivery fees • Excellent customer experience 18 TRANSFER CENTERS, 213 BRANCHES IN 81 PROVINCES, A WIDE DISTRIBUTION NETWORK OF NEARLY 3,000 CARRIERS AND OVER OUR LOGISTICS CENTERS STRATEGICALLY LOCATED THROUGHOUT TURKIYE WITH MORE THAN 163 THOUSAND SQUARE METRES OF SPACE 2023 SUSTAINABILITY REPORT 16

Industry Overview and Trends E-commerce is taking a leading role in the rapidly growing and dynamic field of digital commerce. In recent years, new opportunities and challenges have emerged for e-commerce companies, primarily due to technological advancements and changes in consumer habits. As Hepsiburada, we monitor all these opportunities and challenges, evaluate the sectoral outlook and analyze trends. We closely follow developments to adapt our business to the future. 2023 SUSTAINABILITY REPORT 17

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

Developments related to the prominent trends in the sector are as follows:

RESPONSIBLE MARKETING

Responsible and ethical marketing has become an increasingly prominent topic in recent years in terms of long-term and trust-based relationships with customers. Responsible marketing is based on the principles of transparency and honesty in a broad range of areas from the environmental and social impact of the products sold to how personal data is processed. Consumers demand transparency about the environmental and social impact of the product they purchase and the company that sells that product. At the same time, responsible marketing also requires that consumers are not deceived or given incomplete information. The increase in demand for sustainable products and the misleading of consumers by companies with false or unsubstantiated claims has also made it necessary to develop legislation on this subject. The "Green Claims Directive" proposal, which was approved by the EU and is expected to enter into force in 2024, aims to prohibit companies from making claims containing unverified environmental statements and to ensure that consumers make more informed choices.

CHANGING CONSUMER EXPECTATIONS

Today, consumers do not only care about the cost and quality in their purchases; they also want to know the environmental and social impact of the products they buy and are turning to more sustainable products. According to a study published by The Economist, searches for sustainable products on search engines increased by 71% between 2016 and 2021.[4] According to a study by McKinsey and NielsenIQ, products with CSR-focused claims in packaged consumer goods have recorded a cumulative growth of 28% in the last five years, while products of brands without such claims have grown by 20% in the same period.[5] Changing consumer expectations are starting to show their impact on purchasing behavior, especially in the field of sustainability, going beyond claims. According to the Harvard Business Review, the increasing demand for sustainable products can be explained as follows:[6] The concept of "trust" affects consumer behavior and ultimately determines the financial performance of companies. Sustainability, on the other hand, increases trust in brands and companies, especially among younger generations.

3 European Union, Proposal for a Directive on Green Claims (2023)
4 The Economist Intelligence Unit, An Eco-Wakening: Measuring global engagement, awareness and action for nature (2021)
5 McKinsey & Company, Consumers care about sustainability—and back it up with their wallets (2023)
6 Harvard Business Review, Research: Consumers' Sustainability Demands Are Rising (2023)

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Generation Z will also be the group with the highest purchasing power and consumption in society in the near future. From this point of view, adapting to the expectations of new generation consumers, sharing the environmental and social impacts of the products in our product portfolio transparently with consumers, and identifying and increasing the share of “sustainable” products in our portfolio within the framework of a certain set of criteria plays an important role for our business in the coming period. SUSTAINABILITY IN LOGISTICS OPERATIONS The continued increase in demand for online shopping in the e-commerce sector is confronting companies with operational complexity in areas such as logistics and warehousing. However, growing volumes are significantly increasing emissions and waste from transportation and warehousing. According to the International Energy Agency, transportation accounts for 7 International Energy Agency, Energy Statistics Data, (2020) 8 OECD, Is Low-Carbon Road Freight Possible, (2018) 2023 SUSTAINABILITY REPORT 19

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

24% of energy-related emissions, with road emissions accounting for 29% of this share. The OECD expects road transport to double by 2050. Therefore, it will become inevitable for e-commerce companies to start looking for innovative solutions to optimize their logistics operations and minimize their environmental impact. Some methods and tools that will optimize e-commerce operations include data analysis, artificial intelligence, automation, robotics, cloud computing, blockchain, and smart packaging. In addition, applications such as green logistics and reverse logistics are among the important trends that will shape the sector's future sustainability efforts.

ARTIFICIAL INTELLIGENCE TECHNOLOGIES

Artificial intelligence (AI) is being used in many areas of the e-commerce sector, from personalizing the customer experience to making strategic decisions with data analytics. With the rise of personalized shopping experiences, artificial intelligence is also growing rapidly. It is possible to offer personalized shopping experiences by analyzing customer behavior, make the right decisions with advanced data analysis, increase interaction with speech and voice recognition, and make it easier to find products with visual search. Companies are increasingly using artificial intelligence to respond to more practical customer service solutions, such as product search. At the same time, voice assistants also make our lives much easier. According to estimates, the search through voice assistants is expected to reach a revenue of 80 billion dollars in 2023. On the other hand, the results of a survey revealed that 48% of marketers expect to use Virtual Reality (VR), Augmented Reality (AR) or Extended Reality (XR) technologies. Approximately 43% of consumers say that VR, AR and XR will play an important role in interactions with brands. Artificial intelligence can increase process efficiency and pave the way for better management of increasingly complex customer processes. All these developments show that artificial intelligence will be one of the prominent and rapidly developing areas in the near future of the e-commerce sector.

9 Juniper Research, Voice Search Statistics For E-commerce

10 Sprout Social, Q1 2023 Pulse Survey

PRICING PRESSURE

Pricing pressure in the e-commerce sector is becoming more evident due to increasing competition and consumers' ability to easily compare prices. In this context, factors such as the variety of similar products, direct competition in online marketplaces, the use of automatic price comparison tools, and changing consumer demands come to the fore. E-commerce companies are developing various strategies to counteract this pressure and gain a competitive advantage. Approaches such as dynamic pricing systems, price matching, product differentiation, customer loyalty programs and improving service quality are widely used in the fight against pricing pressure. In order to be successful against pricing pressure, e-commerce companies need to closely follow the market and adopt flexible and innovative pricing strategies. In addition, data analytics and artificial intelligence technologies also play an important role in the development of

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pricing strategies; these technologies enable more accurate and faster decision-making in processes such as demand forecasting, competitive analysis and price optimization. REGULATORY PRESSURES IN THE FIELD OF SUSTAINABILITY Increasing regulatory requirements around the world, along with changing stakeholder expectations and investor pressures, make it necessary to manage sustainability together with business strategy. The e-commerce sector, like other sectors, is facing increasing regulatory pressures in the field of sustainability. Governments and regulatory bodies are subjecting companies to stricter standards based on their sectoral impact to achieve goals such as reducing environmental impact, optimizing energy use and limiting carbon emissions. In particular, regulatory pressures that started with international agreements such as the Paris Agreement and the United Nations Sustainable Development Goals continue with reporting standards aimed at increasing transparency around sustainability reporting within the scope of the European Union’s Green Deal. Within the scope of the newly published Türkiye Sustainability Reporting Standards (TSRS), a sustainability and climate-related reporting obligation has been introduced for companies within a certain scope, starting in 2025. DATA SECURITY AND PRIVACY With the increase in digitization and the widespread adoption of online shopping, the security of consumers’ personal and financial data has become a critical issue for companies that process many different types of information and data. According to the results of the 2023 and 2024 Global Risks Report published annually by the World Economic Forum, “cybersecurity” is among the top ten risks. In particular, regulations and international standards such as the General Data Protection Regulation (GDPR) of the European Union bring strict measures to protect consumer data security and privacy. However, data breaches and vulnerabilities and the financial and reputational damage they can cause are among the factors that threaten the long-term success of companies. It is thought that a strong commitment to data security can increase the competitive advantage of companies, especially in a period of increasing concerns about the protection of personal data. 2023 SUSTAINABILITY REPORT 21

Economic Performance The e-commerce sector is estimated to have grown by approximately 80% compared to the previous year, reaching 1.5 trillion Turkish Liras in 2023. E-commerce’s share of total trade is also calculated to have reached 22%. With consumers expected to prefer e-commerce more in 2024, the volume is projected to reach 2.2 trillion TL. The fact that e-commerce penetration is still low in Türkiye compared to developed countries and the rapid growth of the sector show that the sectoral growth trend will continue in the coming years. As one of the leading representatives of the e-commerce sector in Türkiye, Hepsiburada also increases its financial performance every year and grows the value it creates with its stakeholders. .. Hepsiburada achieved a 104% increase (31% after inflation adjustment) in its unadjusted results according to inflation accounting in 2023, reaching a total sales volume of 96.5 billion TL (116.5 billion TL after inflation adjustment). The total sales of sellers in the earthquake region through the platform exceeded 4 billion TL in the last year. Hepsiburada’s order frequency per customer increased by 59% to reach 8.6 orders per year. The number of Hepsiburada Premium members reached 2.2 million at the end of 2023 and 2.4 million as of March 15, 2024. The number of Hepsipay customers reached 15 million; More than 328 thousand customers benefited from the Hepsiburada Limiti application. HepsiJET delivered 82% of Hepsiburada seller’s orders the next day. The total number of orders placed through the platform increased by 41% compared to 2022 and reached 113 million. The number of active sellers selling through the platform increased to 101,500, while the number of products on the platform increased by 41% to 230.4 million. 2023 SUSTAINABILITY REPORT 22

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

Highlights of 2023

We became the first e-commerce company in the world to commit to the United Nations Global Compact's "Moving Forward Faster" initiative.

According to the "E-Commerce NPS (Net Promoter Score) Research" conducted by the independent research institution FutureBright, we were once again recognized as Türkiye's "Most Recommended E-Commerce Brand" in 2023.

Through our "Eskiye Yenile" (Refurbish the Old) project in 2023, we ensured the recycling of over 15,000 old electronic devices.

We implemented a pilot project for transitioning to electric vehicles in cargo deliveries.

With the HepsiJET Route Optimization project, we managed to achieve a reduction of up to 8% in daily travel distance.

In 2023, we increased the use of recycled materials in our bags to 30%, and we plan to raise this rate to 70% by the beginning of 2024.

Through the training programs we organized to develop employee competencies and skills, we provided an average of 28 hours of training per employee.

We continued our efforts to ensure women play a more active role in leadership positions, and we increased the female manager ratio to 36% in 2023.

Through the Women Entrepreneurs Overcome Financial Barriers project, we supported 357 applications from entrepreneurial women, enabling them to access a total of 92 million TL in credit.

As part of the "Hepsiburada Promise," following the February 6th earthquakes, we increased the trade volume of 3,172 entrepreneurial women and women's cooperatives to 174 million TL.

In March 2023, we launched the "Trade and Technology Power to Earthquake Region" program, and we began supporting 10,000 SMEs and tradespeople and 5,000 entrepreneurial women and women's cooperatives in the earthquake region for two years. Within the scope of the program, we contributed to the employment of 120,000 people and the livelihood of 500,000. We are determined to continue these programs.

We supported over 50,000 women entrepreneurs within the scope of the Technology Empowerment for Women Entrepreneurs.

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Our Sustainability Approach Sustainability Management..................................26 Sustainability Approach...........................................27 Stakeholder Engagement.......................................28 Materiality Analysis......................................................29 24

As Hepsiburada, we are integrating sustainability into our business operations to be part of the transformation, and we carry out our activities in cooperation with all stakeholders to create value. 2023 SUSTAINABILITY REPORT 25

Sustainability Management At Hepsiburada, we see sustainability and social responsibility as the core values of our business culture. Accordingly, we adopt a sustainability-based service approach with a sense of responsibility towards society and the environment, and strive to integrate the value creation approach into all our activities and the way we do business. In order to create an effective sustainability management model, we established the “Corporate Social Responsibility and Sustainability” department under the Corporate Communications Directorate in 2022 to manage our work in this area. In the same year, we established the Sustainability Committee of 27 people consisting of 10 different departments under the leadership of the Corporate Communications, Sustainability and Social Responsibility team in order to involve the entire Hepsiburada ecosystem in sustainability efforts. The Sustainability Team, led by the CEO, evaluates policies, agenda and material issues in environmental, social and governance (ESG) issues, creates plans on material sustainability issues and implements programs and projects within the framework of these plans. The Sustainability Team was established with the motto “Sustainable Tomorrows Start Here!” and is positioned under the Corporate Governance Committee. The team is chaired by the CEO and the working groups have separate managers. The Sustainability Unit constitutes our core team. Specific working groups for sustainability issues that we address on the ESG axis are composed of employees who are experts in their fields. All working groups are chaired by a representative from senior management. The overall coordination of the working groups is provided by the Corporate Communications, Corporate Responsibility and Sustainability team. The Sustainability Team meets four times a year and works on Hepsiburada’s sustainability strategy, short, medium and long-term ESG targets and performance criteria. In addition, the team organizes all sustainability communication for the Hepsiburada ecosystem. The Sustainability Team also carries out all processes related to sustainability reporting, through which we transparently reveal our sustainability activities. In the upcoming periods, together with the Sustainability Team, we will ensure sustainability integration across the entire value chain as well as our operations. Corporate Management Committee Sustainability Committee Sustainability Team Stakeholder Relations & Social Responsibility Group Employess and Customers Group Corporate Management Group Innovation Group Operation & Environment Group 2023 SUSTAINABILITY REPORT 26

Sustainability Approach As Hepsiburada, we focus on four different areas of sustainability, namely Environment, Society, Employees and Governance, within the scope of the sustainability approach that we have determined within the framework of our vision, mission and corporate values and according to our sector. We are aware of our responsibility as part of the transformation to leave a habitable planet for future generations and build a sustainable future. We respect the environment in our operations with innovative solutions and focus on protecting natural resources and reducing our environmental impact. We see our socially beneficial projects as a part of our way of doing business, and we carry out all our activities with the vision of contributing to our stakeholders and supporting social development. In line with our responsible brand approach, we support different segments of society through collaborations with public and non-governmental organizations and create social value with the projects we implement. We see it as one of our biggest responsibilities to provide an inclusive work environment for our employees where everyone has equal opportunities and respects differences. We work hard to ensure that our employees are healthy, happy and enthusiastic by creating a safe working environment that prioritizes physical and mental health and supports personal development. We know that it is the responsibility of each and every one of us to maintain relationships with our stakeholders based on mutual respect and trust. For more than 20 years, in line with our principles of integrity, transparency and accountability, we have acted in accordance with the highest ethical standards and conducted our operations in compliance with applicable international regulations and national laws. ENVIRONMENT SOCIETY EMPLOYEES GOVERNANCE 2023 SUSTAINABILITY REPORT 27

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

Stakeholder Interaction

We act with the awareness that it is not possible for organizations to survive on their own, and we believe that collaborating with our stakeholders is critical in strengthening and sustaining our business. As **Hepsiburada**, we identify our stakeholders who have a direct impact on our business, and we take care to interact with them on a regular basis. We come together with our stakeholders through different communication channels and allow them to contribute to our business processes by receiving their opinions.

Stakeholder Group	Communication Channel	Communication Frequency
Employees	Slack, Email, Phone, Physical/Online Meetings, Hepsione Meetings, Motivation Meetings, Hepsifun Activities, CFQ Survey, Bence System	**Continuous**
Investors and Shareholders	Press Releases, Financial Reports, Presentations, Webcast, Annual Reports, Material Disclosures, Website, Investor Meetings	**Quarterly, Annual, Continuous**
Customers	Call Center, Whatsapp, CRM, Market Research, UX Research, CX Research	**Continuous**
Suppliers	Mail, Phone, Whatsapp, Online and Face-to-Face Meetings	**Continuous**
Vendors	Ticket, Call Center Incoming Calls, Vendor Calls, Meetings - Face-to-Face Communications, Projects, Vendor Announcements	**Continuous**
Retail Suppliers	E-mail, Telephone, Face-to-Face Events, Online Meetings, Internal Messaging, Satisfaction Survey, Training Meetings, Projects	**Continuous**
Public Institutions	Face to Face Visits, E-Mail, Telephone, Online Meetings	**Continuous**
Banks	Press Releases, Financial Reports, Website, Meetings	**Continuous**
Civil Society Organizations	Internal Messaging, Meetings, Media Events, Projects, Satisfaction Surveys	**Continuous**
Cooperatives	Meetings, Internal Messaging, Website, Projects, Media Events	**Continuous**
Universities	Email, Whatsapp, Phone Calls, Face-to-Face and Online Activities	**Periodical**
Media	Press Meetings, Media Events, Financial Reports, Announcements, Website	**Periodical**

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Materiality Analysis At Hepsiburada, our efforts in our sustainability journey focus on creating contribution and meaningful impact throughout our value chain. To this end, we conducted a materiality analysis in 2023 to guide us in prioritizing sustainability issues, to help us understand stakeholders’ expectations, and to direct our efforts to areas that can create the most value. While conducting the analysis, we evaluated both the current and potential impact of the material issues that we will address in different dimensions such as environmental, social and governance, Hepsiburada’s impact within the scope of these material issues, and the opinions of stakeholders within our value chain. On the other hand, we divided the stakeholders into different focus groups to analyze the feedback we received and customized the contribution rates to our impact matrix according to this grouping. During the analysis process, we conducted a three-step study to identify our material issues: 1. In the first step of the process, we aimed to identify our potential material issues by conducting an external environmental analysis. In this context, we reviewed our impact along our entire value chain and evaluated the sector priorities of SASB (Sustainability Accounting Standards Board), S&P (Standard & Poor’s) and MSCI (Morgan Stanley Capital International). We also conducted a comparison study by examining the sustainability activities of organizations operating in our sector. In the light of these studies, we identified our potential material issues in the environmental, social, employee and governance dimensions. 2. In the second step, we reached more than 6,000 stakeholders with the participation of our key external stakeholders, which we identified as investors, banks, vendors, customers, retail suppliers, operational suppliers, universities, non-governmental organizations and cooperatives, and our employees and senior managers as internal stakeholders, and identified their priorities by conducting stakeholder analysis. 3. In the third step, we created the materiality matrix using the inputs we obtained through external environmental analysis, senior management opinions and internal and external stakeholder surveys. In this context, we conducted a study in which we evaluated the priority of each key stakeholder group for us and reflected the opinions of internal and external stakeholders in the matrix in line with the outputs of this study. Finally, we presented the matrix and the results of the analysis to senior 2023 SUSTAINABILITY REPORT management for their approval. 29

10 9 6 7 11 5 4 1 2 3 8 In the matrix we created in line with the analysis outputs, we mapped our material issues with color codes as “Environment”, “Employees”, “Society” and “Governance”. Importance for Stakeholders Tertiary Priority Secondary Priority Primary Priority Environment Importance for Hepsiburada Water Management Emission and Energy Management Innovative Packaging Solutions Sustainable Logistics Circularity and Waste Management Protection of Intellectual Property Rights Supply Chain Data Security and Privacy Ethical Business Conduct Talent Management and Development Inclusion, Equality and Diversity Positive Social Impact Women Entrepreneurship Employee Health, Safety and Welfare Employees Society Governance 12 13 14 2023 SUSTAINABILITY REPORT 30

Priority Subject Definition for Hepsiburada Related SDGs Primary Priority Society 1 Women Entrepreneurship As Hepsiburada, we implement projects and programs for women entrepreneurs through our platform to support women’s participation in the workforce, contribute to the development of financial literacy and entrepreneurship skills, and play a role in women’s empowerment. Employees 2 Inclusion, Equality and Diversity We strive to provide all employees with an inclusive work environment that is fair, based on equality and has a zero-tolerance policy towards discrimination. We support the employment and leadership of women and young people within our company. Employees 3 Employee Health, Safety and Welfare We aim to implement pioneering practices in the sector by providing a safe work environment for all employees. We prioritize the well-being, happiness and loyalty of our employees and support them throughout their Hepsiburada careers. Society 4 Positive Social Impact With the responsibility we feel towards the society we live in, we support disadvantaged individuals by carrying out projects that will create a positive social impact. We engage in activities and collaborations to support the development of science, culture, education, sports and arts. Governance 5 Ethical Business Conduct We draw strength from our transparent and ethical business practices and act according to the highest ethical standards in line with our principles of honesty, transparency and accountability. Secondary Priority Environment 6 Innovative Packaging Solutions We conduct research and development to develop sustainable packaging and responsible packaging solutions that we can integrate into our operations. We ensure that all packaging waste generated during the packaging process is sent to licensed recycling facilities and recycled into the economy. Environment 7 Circularity and Waste Management We develop various ways to integrate circular economy practices into our business model. While working to reduce the use of resources, we also carry out a comprehensive management process to prevent returned products from becoming waste. 2023 SUSTAINABILITY REPORT 31

Priority Subject Definition for Hepsiburada Related SDGs Secondary Priority Governance 8 Data Security and Privacy We prioritize privacy principles and compliance by protecting all personal information of our stakeholders. We are committed to maintaining a globally recognized privacy and information protection policy for our information assets that is in line with international best practices and standards, including the ISO 27001 Information Security Management System Standard. Environment 9 Sustainable Logistics We manage the environmental impact of our extensive logistics, distribution and delivery network with a responsible approach and combine operational efficiency with innovative approaches in our efforts to reduce our carbon footprint. Environment 10 Emission and Energy Management While addressing our environmental impact, we adopt a comprehensive management approach process that focuses on minimizing our carbon footprint and energy consumption with the awareness that we are an e-commerce company. We monitor the impact of our operations on climate change by focusing on areas for improvement. Employees 11 Talent Management and Development We work to keep and develop employees and attract new and high-potential talents. We develop the professional, competence and managerial skills of human capital in a versatile way. We offer training opportunities in line with the competencies and career goals of our employees; We reward success with performance management and support our employees in all aspects of their career. Tertiary Priority Governance 12 Supply Chain Adhering to international standards and all applicable laws and regulations, we prioritize fundamental human rights and fair working conditions in every step we take. We share the responsibility for this with our suppliers. We are working to develop a transparent, responsible, and inclusive value chain. Governance 13 Protection of Intellectual Property Rights We believe that the protection of intellectual property rights is one of the fundamental elements of operating a healthy and sustainable e-commerce system. We manage intellectual property risks through our agile and solution-oriented approach, various measures we have taken, and well-structured information security policies. Environment 14 Water Management Keeping track of our water consumption, we are developing productivity activities through which we ensure responsible usage of water resources 2023 SUSTAINABILITY REPORT 32

Environmentally Friendly Operations with Innovative Solutions Starts Here! Energy and Emission Management ..............35 Circularity and Waste Management............38 Sustainable Logistics ..................................................42 Water Management................................................... 46 33

We are facing a series of environmental crises that threaten the future. For the last 200 years, global greenhouse gas emissions have been steadily increasing due to unsustainable energy use, land use change, and imbalances in production and consumption processes. Large-scale and complex crises such as climate change concern all sectors, including the e-commerce sector, companies, public institutions, academics and society, and the solution lies in joint efforts. As Hepsiburada, we are aware of our responsibility in solving this problem. While addressing our environmental impact, we adopt a comprehensive management approach that focuses on minimizing our carbon footprint and energy consumption with the awareness that we are an e-commerce company. We aim to transform the way we do business by focusing on sustainable resource and responsible packaging use, energy efficiency in all operations and innovative logistics solutions. We aim to contribute to the sustainability transformation of the sector with good practices while reducing our environmental impact through strategic steps we will take by proactively identifying the impacts of our operations. 2023 SUSTAINABILITY REPORT 34

Energy and Emissions Energy consumption and greenhouse gas emissions are among the areas where our operations have the highest environmental impact, considering the e-commerce sector in which we operate. We have been measuring and monitoring the greenhouse gas emissions associated with Hepsiburada’s current operations and value chain for the last two years. In the coming period, we plan to work on our roadmap to reduce greenhouse gas emissions by examining in more detail in which areas of activity the emission sources are concentrated. In addition, we plan to expand the boundaries of Scope 3 emissions and include critical emission categories for our operations in the calculation methodology. In 2023, we initiated a series of measures to reduce overall energy consumption. We saved energy by switching to LED lighting in our warehouse centers. HEPSIBURADA’S CARBON FOOTPRINT specially in recent years, we have witnessed many countries adopting emissions trading programs, carbon or energy taxes, energy efficiency and emissions regulations and standards. In addition to being prepared for future national or regional climate policies, it is of great importance for companies to be aware of their environmental impact and take bold steps to reduce this impact on the way to solving the climate crisis. In this context, the “Intergovernmental Panel on Climate Change” (IPCC) has predicted that rapid and sustained reductions in greenhouse gas emissions will lead to a noticeable slowdown in global warming within about 20 years, as well as noticeable changes in atmospheric composition within a few years. We recognize the transformative power of the private sector in reducing greenhouse gas emissions. We know that as we continue to grow, we need to monitor the impact of our operations on climate change through continuous improvements. We focus on reducing our environmental impact to be part of the sectoral transformation and with the awareness that we have limited resources. We have been calculating greenhouse gas emissions for two years in line with the methodologies recommended by the “Greenhouse Gas Protocol” (GHG Protocol) in order to understand our environmental impact and to put forward action plans. Accordingly, we will better understand what we can improve and evaluate our operations during the transition to a low-carbon economy. Like many leading companies in the technology and retail sectors worldwide, we have a large logistics network. Direct emissions, such as company vehicles and the fuel used by our fleet, are included in Scope 1 11 IPCC, Summary for Policymakers. In: Climate Change 2023: Synthesis Report, (2023) 2023 SUSTAINABILITY REPORT 35

2023 ENERGY CONSUMPTION DISTRIBUTION GREENHOUSE GAS EMISSIONS (TON CO2E) 3% Buildings 57% Vehicle Fleet 32% Electricity Consumption 7% Company Cars 2023 664,6 550,7 56,9 13,870.0 14,097.8 2,437.5 39,723.7 31,630.9 19,207.1 2022 2021 emissions, which account for 73% of our total emissions. In 2023, Scope 1 emissions increased by 25% year-on-year, driven by company growth and improvements in emissions accounting processes. COMMON BARCODE SYSTEM We developed the “Common Barcode” system to increase efficiency in sales operations and shorten the processing times in the warehouse. With this system, Hepsiburada’s own barcodes are printed, while at the same time the corporate barcode of the cargo company assigned to the order is also printed. As a result, we prevent cross-shipment problems and save more than 1 million label printing per month on average. We also reduce our environmental impact with the time and material savings we create in warehouse orders. With the common barcode system we developed, we save more than 1 million labels on average per month Scope 3 Scope 2 Scope 1 2023 SUSTAINABILITY REPORT 36

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

HEPSİMAT

As part of our delivery services, we launched the "HepsiMat" solution to create a network of collection points where customers can pick up their purchases. With HepsiMat points, where more than 3,000 orders are delivered daily, we offer customers alternatives in terms of delivery time and location, enabling them to pick up their orders from a delivery point outside their homes and workplaces at any time they wish. In 2023, we collaborated with shopping malls, gas stations, grocery stores and stationery stores through 6,046 active HepsiMat points. In 2023, we delivered a total of 930,000 packages to our customers through HepsiMat points, which we observed to be more preferred especially during the intense campaign period. In addition, with HepsiMat delivery points, we ensure that the burden on cargo companies is eased and last-mile delivery, which is the biggest cause of sectoral carbon emissions, is reduced.

SMART SOLUTIONS TO REDUCE DEMAND FROM MARKETPLACES

As **Hepsiburada** Marketplace, we are an e-commerce platform with more than 101,000 active sellers. With the Marketplace project, we aim to improve return processes and reduce unnecessary product returns. Within the scope of the project, we will ensure that immediate action is taken for deficiencies such as packaging, transportation, product descriptions; and the products with such deficiencies will not be sold. In this process, we plan to establish a living system with threshold values in return and exchange rates by utilizing historical data. In this way, we aim to reduce the carbon footprint, lighten operational processes and increase customer satisfaction.


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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

Circularity and Waste Management

We are experiencing a significant increase in the rate of consumption of natural resources due to rapid population growth, economic growth and the associated global demand. Today, the demand for natural resources exceeds 41% spare capacity of the world due to the current rate of consumption. The fact that the World Overshoot Day, which has been occurring earlier and earlier for years, will take place on August 2, 2023, shows how fast we are exceeding the self-renewal capacity of nature.

At **Hepsiburada**, we prefer alternative solutions to waste through recycling or reuse. In order to reduce the waste-induced impact of our operations, we separate the waste generated at the source and work to bring it back to the economy through reuse and recycling, and we consider sending it to landfills as a last resort. The majority of the waste generated as a result of our operations comes from packaging materials used to deliver products to customers, and therefore, as our business grows, so does our packaging waste. In this context, we are aware of our increasing impact and take actions to promote responsible and sustainable packaging use.

CIRCULARITY

In the last six years, the global economy has consumed half a trillion tons of materials derived from natural resources - the equivalent of almost the entire 20th century. As economies continue to grow, so does the demand for raw materials, energy and other natural resources. Today, globally, we generate close to 2 billion tons of waste per year on average. To tackle the growing waste problem, we urgently need to shift from the linear economic model of "take, make, waste", where products are landfilled or incinerated at the end of their use without being recycled, to a circular economy approach. The circular economy creates a closed loop by encouraging products to be designed to reduce waste, products and production materials to be used for as long as possible, and end-of-life products to be recycled into the economy.

As **Hepsiburada**, we develop various ways to integrate circular economy practices into our business model. We carry out a comprehensive management process to prevent returned products from becoming waste. If the returned products are undamaged and unused, we offer them for resale; for damaged and deformed products, we initiate a technical service process. For products that are not fully recovered at the end of the technical service process, we hold second-hand auctions and ensure their resale. On the other hand, we monitor waste generation resulting from excess inventory, including overstocked, returned, damaged or expired products, within a conscious waste management framework. In addition,

12 Global Footprint Network, Earth Overshoot Day 2022

13 Circle Economy Foundation, Circularity Gap Report 2024, (2024)

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

thanks to our "Refurbish the Old" project, we recycle old electronic waste and bring it back into the economy.

REFURBISH THE OLD

According to the United Nations' 2022 Global E-Waste Flows Report, while we generate an average of 7.3 kg of electronic waste per person every year, this average is projected to increase to 9 kg per person in 2030. As a result of changing consumption habits, the amount of electronic waste is increasing every year due to reasons such as shorter usage periods and higher repair costs.

As **Hepsiburada**, with the Renew the Old project we launched in 2020, we take old devices from customers' homes and evaluate them, and in return, we offer gift vouchers, cash payments or the opportunity to buy a new phone. We re-evaluate old devices within the framework of the procedures we have determined with our business partners, thus preventing electronic products from becoming waste. Within the scope of the Renew the Old service, our customers evaluated 15,480 old electronic devices in 2023 and received cash or gift vouchers in return.

As of July 2023, all old devices received from customers are directed to third-party refurbishment centers that we have contracted with, and after the necessary maintenance and repairs are carried out at the refurbishment centers, we offer them back to consumers as refurbished

More than 15,000 old electronic devices were recycled in 2023 with Refurbish the Old project.

We reintroduce electronic products, especially electronic products, which are returned due to problems such as breakage and deterioration due to cargo and other reasons, back into the economy by selling them after inspections.

We repair and reuse broken or damaged pallets in order to increase the lifespan of the wooden pallets we use to transport products and bring them to the warehouse centers.

We send waste from our warehouse centers or expired products to recycling facilities. In 2023, we recycled 21,000 kilograms of food waste.

We prevent harmful substances from entering the natural world by sending detergents and similar chemical products that break down, get damaged and become unusable during transportation to recycling facilities. In 2023, we ensured that 62,000 kilograms of chemical waste was recycled.

We ensure that clothes that have been returned and are suitable for reuse are shared with those in need.

14 UNITAR, Global Transboundary E-Waste Flows Monitor 2022, (2023)

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second-hand devices. Here are some of the activities we have carried out as Hepsiburada by adopting the circular economy model; PACKAGING WITH INNOVATIVE SOLUTIONS ackaging, which plays an important role in our customers’ delivery experience and represents the first contact with the brand, stands out as one of the most important areas to be addressed in the sustainability journey of all companies in the e-commerce sector. At Hepsiburada, we are aware of our responsibility to optimize delivery packaging in terms of sustainability and performance, and to ensure that products are delivered safely to customers. Even in today’s conditions, where new packaging technologies, recycled and/or recyclable packaging materials are rapidly becoming widespread, packaging returns to nature as waste after a short lifespan. Considering limited resources, we need to adopt circular models that do not use packaging unless necessary, reduce our packaging volumes, optimize lighter and right-sized packaging, and most importantly, eliminate the process of turning into waste. At Hepsiburada, we conduct research and development to develop sustainable packaging and responsible packaging solutions that we can integrate into our operations. We ensure that our packaging is made of cellulosic cardboard and is 100% recyclable. We also prefer 100% recyclable plastic materials, including polyethylene and polypropylene, in the filling materials we use. 2023 SUSTAINABILITY REPORT 40

By recycling approximately 964,000 kg of packaging waste in 2023, we eliminated the sending of waste to landfills and reduced our environmental footprint from waste. Packaging Materials (kg) 2023 2022 2021 Paper Packaging 837,349 701,385 623,994 1,186.932 1,801.065 1,610.515 We use two different materials in our packaging processes: paper-based parcels and plastic-based PVC to prevent problems such as breakage and leakage. When the order is received, we use our software developed by Hepsiburada engineers to determine in which parcel or package the products will be placed with minimum packaging in our warehouse centers and ensure that the products are packaged in the most appropriate way. The shrink machine enables us to package liquid products in the most efficient way, saving money and cutting waste by using the materials in the most appropriate way. In our direct sales model, our retail suppliers send the products to our warehouses in paper and plastic packaging to ensure safe and undamaged delivery. In order to prevent the waste of packaging materials generated after the products are unpacked and placed on the shelf, we send these valuable waste, as well as all packaging waste generated in our warehouse centers, to licensed recycling facilities to ensure that they are recycled into the economy in line with the circular model. With this method, we recycled approximately 964,000 kilograms of packaging waste in 2023, eliminating the sending of waste to landfills while reducing our environmental footprint caused by waste. We used 30% recycled material in our 100% recyclable bags in 2023 and increased the recycled material ratio to 70% by the end of the year. 2023 SUSTAINABILITY REPORT 41

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

Sustainable Logistics

Freight transport plays an important role in the global economy, moving billions of tons of cargo around the world every year. According to researchers from the Massachusetts Institute of Technology's Supply Chain Initiative, freight transportation accounts for around 8% of global greenhouse gas emissions, rising to 11% when warehousing operations are included. On the other hand, according to the European Environment Agency, the efficiency of freight transportation (especially heavy-duty transport) has increased compared to previous years. However, as increasing demand outpaces efficiency gains, there is a growing need for innovative solutions that can manage demand and incorporate digitalization into processes.

In an increasingly competitive environment, companies in the e-commerce sector, which relies on transportation for long-distance, regional and urban transfers and delivery to the customer, are expected to meet delivery expectations on the one hand, and to implement sustainable practices with a focus on environmental and social impacts, taking into account stakeholder expectations on the other. As **Hepsiburada**, we are aware that we can solve the problems related to our logistics-related operational impacts with our technology and innovation power, and in this context, we continue to work on operational efficiency with our innovative approaches.

At **Hepsiburada**, we manage Hepsilojistik operations, which provide logistics support for our corporate customers' pre-sales and post-sales processes, including product entry, transportation, addressing and counting, customer order management, order picking, packaging and invoicing, shipping, delivery to the customer and customer return processes, with our nine warehouse centers covering a total of 163,535 square meters, including Tuzla, Ankara, Izmir, Adana, Diyarbakır and Erzurum warehouses, especially our Gebze warehouse, which is our largest storage center. With more than 1,500 e-commerce partners, we provide services in distribution and delivery processes through our 18 transfer centers and 213 branches in 81 provinces and HepsiJET operations.

We serve more than 1,500 e-commerce partners in distribution and delivery processes through our HepsiJET operations with 18 transfer centers and 213 branches in 81 provinces.

15 International Energy Agency, CO_2 Emissions from Fuel Combustion, (2018)

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HEPSİJET TRANSPORTATION OPERATIONS OPTIMIZATION We have a wide range of vehicles, from heavy-duty transport vehicles used for long-distance transportation to commercial vehicles used for the final delivery. In this regard, transportation, which holds a significant share in our operational activities, accounts for 57% of our energy consumption and 69% of our calculated greenhouse gas emissions within defined limits. We are aware of the need to follow good practices in transitioning to green transportation through increased global efficient fuel consumption practices and the use of low- or zero-carbon fuels. Given the limited infrastructure for electric vehicle usage and the availability of electric vehicles suitable for the cargo sector in our country, we plan to transition our transportation activities towards carbon neutrality by adopting electric vehicles for our cargo distribution vehicles. Additionally, we are focusing on reducing emissions from our vehicle fleet through numerous process optimization projects and algorithms aimed at designing the most efficient routes. With our transfer centers strategically located in suitable areas across different regions of our country, we execute more efficient operations at lower costs. By transporting products in bulk to the nearest locations, we achieve energy, fuel, and cost savings. 16 The process of categorizing and classifying products held by suppliers according to customer needs, directly in their packaged and unopened condition, without taking them into stock or placing them in warehouses, and subsequently sending them to customers. As HepsiJET, we are working on creating and loading vehicle routes correctly, with the aim of making our transportation model a more flexible and faster distribution system, in line with our rapidly growing customer portfolio and the increasing e-commerce demand in our country. With the projects we carry out in this context, we create cross-docking and time window routes and offer a fast, error-free and punctual delivery service by optimizing the loading problem. At the same time, we aim to reduce emissions resulting from our processes by saving cost and fuel thanks to the use of the right number of vehicles and the most accurate route. 2023 SUSTAINABILITY REPORT 43

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

MULTI-VEHICLE ROUTE OPTIMIZATION

Inefficient route designs can lead to excessive fuel use and increase carbon emissions. Thanks to HepsiJET's "Multi-Vehicle Route Optimization" technology, we ensure high efficiency in the delivery processes of cargo orders. We created the innovative system, registered by TURKPATENT, inspired by the instinct of ant colonies to carry their food to their nests and the miracles of nature. Creating a model based on the priority of shipments and the distance matrix between the delivery points of orders, this system reveals a multi-vehicle distribution scenario by calculating the delivery costs of each possible route and creating a single route to all locations in the set of delivery addresses. In this way, we handle the entire delivery process from end to end in the most efficient way by ensuring the use of the optimum number of vehicles from the existing vehicle fleet.

DELIVERY MANAGEMENT SYSTEM 4.0

Within the scope of our HepsiJET operations, where the number of shipments distributed increases every year compared to the previous year, we developed the "Delivery Management System" with domestic resources in order to manage the increasing demand without decreasing customer satisfaction. Thanks to this system, planned technological developments, automation technology integrations, increasing package traceability, and estimated arrival time, we have developed mobile solutions that allow payment on delivery and facilitate the operation flow. The Delivery Management System has an infrastructure that covers customer needs end-to-end on a national scale and is equipped with algorithms. Therefore, it provides benefits to customers, carriers and companies by preventing process inefficiencies. We contribute to the development of the e-commerce ecosystem by offering a win-win approach. We work to reduce our environmental impact by providing resource efficiency through capacity estimation and route optimization, which are the machine learning techniques we use.

DETERMINING COMPANY WORKING AREAS WITH OPTIMIZATION AND MACHINE LEARNING METHODS

With the increase in shipment volume and the number of carriers working in the branches, we implemented "Determining Company Working Areas" project in 2022 to position HepsiJET's branches so that customer shipments can be delivered at the promised time and to determine the working areas of the carriers who distribute from the branches with the help of algorithms. Thanks to the algorithm we have developed, we are able to provide fair sharing to carriers, even in constantly changing volumes, by creating automated carrier fields, with minimal updates. In addition, by increasing carrier satisfaction, we increase transportation time and quality and strengthen our communication with our customers. This project, which prioritizes innovation, not only fully adapts to the large volume changes and changing field operations in the industry, but also helps to create more efficient regions by supplying data to machine learning and to increaseoperational efficiency by making forward-looking predictions.

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OPTIMIZATION AND CAPACITY MANAGEMENT IN TIME WINDOW AND EXPRESS DELIVERIES We observe that time windows for the delivery of e-commerce products are narrowing and the expectation of fast delivery is strengthening day by day. In this regard, in addition to the services currently offered by HepsiJET, we implemented our “Optimization and Capacity Management in Time Window and Express Deliveries” project in 2022, in order to implement lower time interval delivery types such as hourly, two-hour, and one-hour post-order delivery. With this project, which we started in 2019 supported by TUBİTAK, we contribute to the growth of the sector with local and national technologies, and aim to solve the issue of compliance with time windows in delivery, which is one of the problems in the growing e-commerce sector in our country. In this way, we ensure fast deliveries that meet customer expectations, as well as reducing environmental impact with correctly positioned and efficiently managed smaller storage areas. At the same time, we believe that this project will lead to the spread of smaller-area markets and efficient and small warehouses instead of large-area markets in the Turkish retail sector. SMART WAREHOUSE MANAGEMENT PLATFORM Warehouse management, one of the most critical legs of logistics processes, always offers efficiency and improvement opportunities. The “Smart Warehouse Management Platform” project aims to bring together Hepsiburada’s knowledge of warehouse management and the experience of the Hepsilojistik project. Improvements in the field of warehouse management not only increase operational efficiency, but also focus on the efficient use of devices such as forklifts, which are used extensively in warehouses and have high energy consumption. With this project, we will redesign basic warehouse management functions such as counting, replenishment, warehouse addressing, and assigning personnel according to workload with smart solutions and innovative methodologies. We also aim to save resources through improvements to be made in forklifts and handheld devices. 2023 SUSTAINABILITY REPORT 45

Water Management Water crises pose one of the biggest risks to the global economy, with nearly two billion people today living in areas at risk of severe water shortages. While the WWF emphasizes that we have lost one-third of wetlands worldwide since 1970, it points out that we, as humanity, will see the effects of the climate crisis most quickly and severely on water. We consider managing our water consumption sustainably as one of our priorities, and we attach importance to the efficient use of water in all operations. Within the framework of our industry and business model, we use water for domestic purposes in our offices, warehouse centers and branches. In this context, we intensified our efforts to reduce water consumption by researching solutions for water saving opportunities. We saved water by switching to a contact sensor tap system and purified water system in our warehouse centers and offices. As a result of these efforts, our water consumption in 2023 was 809,036 m3. By increasing our data coverage compared to last year, we included the water consumption of HepsiJET branches and transfer centers in our calculations. As Hepsiburada, we reduced our water consumption by 9% compared to last year. This decrease is mainly due to the decrease in our tank water consumption compared to the previous year. 17 WWF, Freshwater at WWF, (2023). 2023 2022 2021 Water Consumption (m3) 809,036 731,273 709,071 In the coming periods, we will continue to reduce our consumption and explore opportunities for water reuse in order to reduce our water footprint. 2023 SUSTAINABILITY REPORT 46

Inclusion, Equity and Diversity.............................49 Talent Management and Development.....51 Employee Engagement and Wellbeing......55 Employee Health and Safety.............................. 56 47 Equal and Inclusive Corporate Culture Starts Here!

We work with the awareness that our human resources are one of the most important factors contributing to our success. We strive to create a Hepsiburada culture where all employees feel healthy, happy, safe, and connected by providing an equal and inclusive work environment. We never compromise on discrimination and believe that our differences such as gender, age, and ethnic background are assets. We implement development programs tailored to the needs of employees in different roles and levels, regularly measure performance, and reward positive performance. To bring new talents on board and sustain Hepsiburada’s innovative and dynamic work environment, we implement programs for university students. By prioritizing employee health and safety, we create a compliant working environment in office spaces, warehouses, and all other work areas. EMPLOYEE DEMOGRAPHICS As of the end of 2023, Hepsiburada has a total of 3,137 employees, with 1,385 female and 1,752 male employees. 90% of our workforce consists of white-collar workers, while 10% are blue-collar workers. Our company has a young workforce: 43% of employees are under 30 years old, 56% are between 30 and 50 years old, and the remaining 1% are employees over 50 years old. 43% 90% 1% 10% 56% under 30 30-50 years old 50 years and above White Collar Blue Collar EMPLOYEES BY AGE EMPLOYEES BY CATEGORY 2023 SUSTAINABILITY REPORT 48

Equality, Inclusivity and Diversity In line with the prioritization analysis we have conducted, inclusivity, equality, and diversity are among our highest priority areas. At Hepsiburada, we strive to create an inclusive, fair, and respectful work environment where all employees can discover themselves. We adopt a zero-tolerance approach to any form of discrimination based on gender, age, ethnicity, etc. From recruitment to performance management, compensation, promotions, and talent management practices, we demonstrate an equal and fair approach. We offer development opportunities for career progression to all employees without discrimination. We integrate egalitarian and inclusive human resources processes into our organizational culture. We inform our employees by publishing all policies and procedures on company intranet portals, ensuring their access. GENDER EQUALITY Under the headings of equality and inclusivity, we prioritize gender equality, considering the geography and social conditions of our context. Starting from our own operations, we strive to ensure gender equality across the entire ecosystem, particularly in economic and social areas. In this regard, we became a signatory to the United Nations Women’s Empowerment Principles (UN WEPs) in 2022 and continue our efforts in line with these principles. 2023 SUSTAINABILITY REPORT 49

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

As signatories to the United Nations Women's Empowerment Principles, we work towards achieving gender equality in all areas.

We encourage women's participation in the workforce, development of leadership and entrepreneurial skills, and acquisition of skills and talents they will need in job descriptions. Through recruitment and talent management programs, we work to achieve a balanced increase in the number of female employees and female managers within **Hepsiburada**. In this context, in new recruitments, we prioritize the employment of women by supporting positive discrimination among candidates with equal levels of competency and technical skills. We approach promotion processes with a perspective of gender equality to address the biggest challenges faced by women in the workforce, such as the "glass ceilings". We maintain the proportion of women among all employees above 40% and aim to increase this ratio. In 2023, the proportion of female employees at **Hepsiburada** reached 44%. Through our efforts to increase the representation of women in leadership positions, we raised the proportion of female managers to 36% in 2023. We are taking steps to facilitate the return to work from maternity leave. In addition to their legal rights, we provide the support they need during this period, especially if female employees prefer part-time work after childbirth. We continue to provide all benefits to new mothers during their unpaid maternity leave. Afterwards, we provide childcare support for the children of female employees. In 2023, 111 employees, 63 of whom were female and 48 were male, took advantage of maternity or paternity leave, and 13 female employees returned to work after maternity leave.

WOMEN EMPLOYEES BY YEAR


2023
44%
2022
46%
2021
46%

WOMEN MANAGERS BY YEAR


2023
36%
2022
34%
2021
34%

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Talent Management and Development Effective management of human capital plays a critical role in Hepsiburada’s success. Therefore, our steps in this area include retaining existing talents, attracting new talents, developing employees’ competencies and skills, supporting them in their career journeys, measuring performance, and rewarding good performance. TRAINING AND TALENT MANAGEMENT We consider it our responsibility to support our employees’ development in line with the skills of the future. The continuous development of human capital plays a critical role in implementing Hepsiburada’s future vision and strategies, sustaining an innovative and entrepreneurial organizational culture, and increasing the value created throughout the entire Hepsiburada ecosystem. Hepsinstitute serves as the framework for competency development. We offer various 2023 2022 2021 Training Hours per Employee by Year 28 38 37 DEVELOPMENT MODEL AND PROGRAM We offer our employees development programs in four main categories, ensuring continuous and holistic development. programs tailored to employees’ needs and expectations and always encourage their development. We adopt a blended learning model, and engage employees through in-person, virtual classroom training sessions, and online training offered through various digital development platforms such as Hepsinstitute, Udemy, Pluralsight, and Open English. In 2023, the average training duration per employee was 28 hours. LEADERSHIP DEVELOPMENT We prioritize the development of a common leadership culture and the behavior expected from leaders to achieve Hepsiburada’s strategic goals. In this regard, we facilitate the development of fundamental leadership competencies for managers through the Hepsinstitute Leadership Academy program, which encompasses managers from every level. The program consists of three modules tailored to each level of management, focusing on self-leadership, leadership in their roles, and leadership within their teams. It includes virtual classes, assessments, group coaching sessions, 2023 SUSTAINABILITY REPORT 51

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various reinforcement videos, and applications. Additionally, we organize Rev Up training programs and leadership seminars to support the leadership journeys of managers who complete the program.

In the context of the 10-month Leadership Development Program, 737 managers received an average of 20 hours of leadership training per person in 2023. Based on feedback from participants, the satisfaction rate of the program was 4.47 out of 5. The leadership program continues to be implemented for managers who will be newly promoted or newly hired.

TALENT DEVELOPMENT

To ensure the rapid adaptation of new talents to our corporate culture and to equip them with the skills they will need in their careers, we conduct the "Your Future Starts Here" competency development program. Young employees who join **Hepsiburada** participate in this development program, which lasts approximately six months. Development coaches guide them throughout the program to help them adapt to the work environment. In 2023, 106 employees participated in the program.

COMPETENCY DEVELOPMENT

We design and regularly update Competency Catalogue training to ensure that all **Hepsiburada** competencies are embraced and translated into behavior by all employees. Each year, employees are evaluated based on these competencies, and they are included in development programs related to areas where they need improvement.

PROFESSIONAL DEVELOPMENT

To support employees' professional development, we prepare functional training programs tailored to the changing needs of departments every year. We also provide foreign language training programs, primarily for employees who actively need English in their work.

Furthermore, we value learning from each other and mutual growth by sharing knowledge and experience within the organization. In this regard, we conduct Internal Trainer Development Programs to train internal trainers. In 2023, we trained 11 new internal trainers, increasing the number of internal trainers at **Hepsiburada** to 50.

CORPORATE DEVELOPMENT

All new employees are assigned a Digital Orientation Program via the Hepsinstitute Development Platform, and completion of this training is expected. Additionally, there is mandatory training for all employees under the corporate development category, which is tracked accordingly. In 2023, the completion rate of mandatory training for employees was 69%.

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

PERFORMANCE MANAGEMENT SYSTEM

While supporting employees' career journeys, regularly measuring the performance of our employees and rewarding positive performance plays an important role in ensuring performance development in line with our future vision and goals. In this regard, we utilize our performance management and goal tracking system named HepsiUp, which we update according to the company strategy and employee needs.

Our performance management system consists of goal setting throughout the year, Q Check tracking meetings between managers and employees, employees entering their goal results into the system, the evaluation process by managers, calibration, and feedback sessions where performance results are shared. We expect each employee to set between four to six goals parallel to their managers' goals. Leaders with team management responsibilities also have "Team Development" goals in addition to their business goals. After setting goals and obtaining manager approvals, employees and managers jointly manage the process through goal tracking meetings. At the end of the year, employees evaluate their results against the goals by entering them into the system, which are then reviewed by managers. During the calibration process, all employee results are evaluated, and performance calibrations are made through meetings involving senior management. Performance evaluations and promotion requests for career development are reviewed and submitted for management approval during calibration meetings. Upon management approval, performance ratings and promotions become final, and approved information is shared with employees during feedback sessions. Based on the assessment result in the goal management system, areas for improvement are quickly identified, and actions are taken to make employee performance more efficient.

In 2023, 83% of employees underwent regular performance evaluations through the performance management system. In the coming period, we aim to increase the number of employees subject to the performance management system every year, aiming for all employees to undergo regular performance evaluations.

Employees who are subject to Performance Management System


2023
83%
2022
82%
2021
53%

YOUNG TALENT PROGRAMS

We believe that having a dynamic, young, and innovative human resources profile will provide us with a competitive advantage in the rapidly growing e-commerce sector and will also enable us to achieve our goals in line with the sustainability vision we have developed. Therefore, we conduct university collaborations to bring new and young talents into **Hepsiburada**. We participate in various events such as career fairs, data science classes

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and seminars, MBA courses, and coffee chats to meet with students. We implement internship programs where university students can get to know Hepsiburada closely, discover their own talents, and gain professional experience. YOUR FUTURE STARTS HERE PROGRAM Since 2021, we have been implementing the internship program named “Your Future Starts Here,” which offers internship, professional development, and career opportunities to university students. After a detailed and thorough selection process based on applications received from various channels, we select interns to include in the program. Within the program, we provide young individuals with personal development and professional development training, help them enhance their skills, and introduce them to the Hepsiburada corporate culture. Candidates who successfully complete these activities are then offered full-time positions at Hepsiburada. By repeating the “Your Future Starts Here” program every year, our aim is to discover talented university students before they graduate, bring them into the Hepsiburada family, and provide them with development opportunities at the beginning of their career journeys. In 2023, we provided 2,496 hours of training to 106 young individuals as part of this program. UNIVERSITY AND HIGH SCHOOL COLLABORATIONS We prioritize strengthening our connection with students by actively participating in high school and university events. We share our experiences by attending data science classes at leading universities in the country, such as Galatasaray University, Koç University, and Sabancı University. During university and high school events where we meet with students, we organize case studies to allow students to practice problem analysis and solution development through teamwork. Additionally, we engage in case analysis competitions in high schools, where we include our case studies and participate as judges. Similar to universities, we participate in events at high schools to support students in their career journeys and strive to guide students who want to start their careers in the field of technology. 2023 SUSTAINABILITY REPORT 54

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

Employee Engagement and Well-being

To create a work environment where employees feel happy, safe, and engaged, we conduct initiatives to increase employee interaction and implement practices tailored to meet the needs and expectations of employees to improve their well-being.

Each year, we measure employee engagement and satisfaction through a third-party institution. As part of the "Employee Engagement Pulse Survey," our overall engagement and satisfaction score was 34% in 2023.

hepsisen

The mental and physical well-being of employees forms the foundation of employee welfare. Through the Hepsisen application, we provide employees with access to personalized expert psychologists, dietitians, and fitness trainers free of charge. Additionally, through the application, employees enhance intra-team and inter-team social dynamics through competitions and challenges. The application currently has more than 1,350 active users.

hepsiCLUB

Thanks to our corporate agreements, our employees can obtain discounts from various institutions such as restaurants, health centers, and educational institutions through the HepsiClub application. We annually expand the scope of HepsiClub and increase the number of affiliated institutions, taking into account the requests of employees.

hepsifun

To promote team motivation while ensuring work-life balance for our employees, we have introduced the Hepsifun application, which includes activity, sports, and hobby clubs. With this application, we aim to provide employees with opportunities for social activities outside of working hours and to foster a sense of teamwork by bringing together employees from different units and increasing social interaction. In 2023, through the application, we organized a total of 66 events such as film screenings, ceramic workshops, tours to Cappadocia, concerts, tango lessons, etc., bringing together a total of 2,000 of our employees.

BENCE

We believe that innovation and entrepreneurship are integral parts of our continuous improvement model, and we are working to promote this approach within our corporate culture. In this regard, we have launched an internal suggestion and innovation platform called "Bence," where employees can share their innovative ideas, suggestions, and areas where they see opportunities for development. Through this platform, our employees communicate their ideas openly. All submitted suggestions and ideas are carefully reviewed and evaluated by relevant departments within the organization. Employees who share valued and implemented ideas and suggestions are rewarded, and we continue to improve our business processes based on these ideas and suggestions. In 2023, a total of 12 ideas collected through the Bence platform were implemented.

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Employee Health and Safety We consider providing a healthy and safe work environment to be our responsibility. In this context, we are working to integrate occupational health and safety (OHS) into our corporate culture, both in our offices and in our transfer and warehouse centers. *Accident Frequency Rate = (Number of Accidents / Total Working Hours) * 200,000 ** Lost Day Rate = (Number of Lost Days Due to Accidents / Total Working Hours) * 200,000 • Complying with all legal requirements and the conditions of the organizations we are members of regarding occupational health and safety, • Raising awareness among employees, customers, and suppliers about environmental and OHS issues, • Taking all necessary precautions to protect employees from all types of occupational accidents and diseases, • Striving to provide a safe working environment for all our employees, aiming for zero accidents, • Identifying and taking preventive measures against hazards to the environment and human health, • Regularly reviewing all our activities to ensure the effectiveness and continuous improvement of OHS management systems. In line with the OHS approach, we commit to: We support the development of awareness in this area by providing regular OHS training to employees and contractors. In addition to basic OHS training such as first aid, working at heights, fire safety, search and rescue, and evacuation, we aim to minimize OHS risks arising from operations through technical training on the safe use of equipment used in transfer and warehouse centers. In 2023, we conducted an average of 11 hours of OHS training per employee. OHS Performance 2021 2022 2023 Total Number of Accidents 70 81 82 Accident Frequency Rate* 2.1 2.2 1.8 Number of Lost Days Due to Accidents 463 612 545 Lost Day Rate** 14.2 16.6 11.9 Number of Fatal Accidents 0 0 0 2023 SUSTAINABILITY REPORT 56

hepsiburada
Bir Gülüş
yeter

Social Good Starts Here!

Positive Social Impact 60
Women Entrepreneurship 64

57

As Türkiye’s Hepsiburada, we see the development of projects and programs that create social benefits and collaboration with stakeholders as part of our business. Within the scope of our vision to create shared value with stakeholders, we aim to support social development and contribute to the empowerment of disadvantaged individuals. We support science, culture, and the arts, and implement social impact-oriented projects targeting various groups such as women, children, and stray animals. We prioritize women’s entrepreneurship and integrate it into our business model, conducting various collaborations to support women entrepreneurs and cooperatives through e-commerce and increase their participation in the workforce. 2023 SUSTAINABILITY REPORT 58

• Reaching 5 million disadvantaged individuals in the field of social benefit by 2030 • Increasing the number of women entrepreneurs supported by financial assistance at Hepsiburada to 120,000 by 2030 • Achieving a total sales volume of 10 billion TL by 2025 through the Trade and Technology Program for the earthquake region, contributing to the employment With the “Trade and Technology Power for the Earthquake Region” program launched to contribute to the establishment of permanent welfare in the region after the earthquake disaster, we mobilize our technology, logistics, and marketing capabilities for two years for 10,000 SMEs and artisans in the region, as well as 5,000 women entrepreneurs and women cooperatives. With the establishment of “E-commerce Specialization Centers” in Adana and Hatay, we also meet the office, inventory, logistics, marketing, and customer service needs of businesses. • 10,000 SMEs and artisans in the region will be supported for two years with Hepsiburada’s technology, trade, logistics, and marketing capabilities. • Special support will be provided for 5,000 women entrepreneurs and women cooperatives. • We will establish ‘E-commerce Specialization Centers’ in three cities in the region. • The program will contribute to the employment of 120,000 people and the livelihood of 500,000 people. • A total sales volume of 10 billion TL will be created from the region to all of Türkiye and the world within two years. • The program also includes education and social support for children, youth, and families. OUR SOCIAL BENEFIT GOALS TRADE AND TECHNOLOGY SUPPORT FOR THE EARTHQUAKE REGION 2023 SUSTAINABILITY REPORT 59

Positive Social Impact We conduct activities focused on creating social benefits and impact, with a vision of contributing to our stakeholders and growing together. We integrate corporate social responsibility efforts, addressing economic, environmental, and social dimensions, into our business processes, positioning them among our main objectives. SOCIAL BENEFIT ACTIVITIES IN HEPSIBURADA We adopt a social benefit approach that covers our own operations, employees and customers, and spreads throughout the Hepsiburada ecosystem. While employee volunteering activities continue under the umbrella of the “HepsiGönülden” project we developed, we also invite customers and business partners to make use of “HepsiGönülden” to support our collaborations with non-governmental organizations. Since the day we were founded, we see corporate social responsibility projects as a part of our way of doing business, and in this context, we aim to increase the support we provide to society by including all our stakeholders in the process. In this context, we continued to cooperate with different non-governmental organizations in 2023. 111 VOLUNTEERS 405 HOURS OF ACTIVE VOLUNTEERING HEPSİGÖNÜLDEN We implement various social responsibility projects for young people under our program called "Promise for Tomorrow", which we initiated with the aim of providing new opportunities for young people, supporting their personal and social development, enabling them to realize their potential and increasing their active participation in all areas of life. As the first phase of Promise for Tomorrow, we brought together 100 young people studying in the 3rd and 4th grades of universities affected by the earthquakes that occurred on February 6, 2023 and afterwards, with the training program we prepared in the field of "E-Commerce, Entrepreneurship and Marketing". In the first term of the Promise for Tomorrow Program, we focused on young people increasing their knowledge and skills, developing their business ideas, and building their careers in these fields. The training helps the participants to learn the basic principles of e-commerce and at the same time gain the basic competencies necessary to embark on the entrepreneurship journey. Young people who completed the program with a 90% success rate gained the right to do an internship with mentoring support at Hepsiburada. PROMISE FOR TOMORROW 2023 SUSTAINABILITY REPORT 60

As Turkiye's Hepsiburada, we believe that every child has the right to access quality books, stationery and toys, regardless of their conditions, and we act with responsible brand awareness to deliver this right to children. For this purpose, in 2022, we implemented the "A Smile is Enough" project, inspired by the smiles of children. With A Smile is Enough project, which we continue in partnership with AÇEV, Needs Map and Hope for Tomorrow Association, we have been providing books, stationery and toys support to children studying in village schools since 2022. So far, we have reached 40 thousand children who have difficulty accessing qualified products. We aim to reach a total of 1 million children within the scope of the project. After the earthquake disaster in our country on February 6, 2023, we expanded the impact of the project by reaching children affected by the disaster. We organized events for children both in the centers of Hatay, Gaziantep and Adıyaman provinces and in remote villages. We organized activities such as painting and face painting, wind rose making, zero waste and book reading and drama workshops under the supervision of expert pedagogues in A Smile is Enough events in which Hepsiburada employees participated voluntarily. Non-governmental organizations also supported the events involving more than 4,000 children. While we organized an animal feeding event with the Melekler Life Village Association, we held workshops to increase environmental awareness with the Clean Waste Association. By gifting toys and books to all the children we reached at the end of the activities, we worked together to help heal the region. In line with the vision of gender equality and women’s empowerment, we continued the training series that we started in 2022 and carry out every year on October 11, International Girl Child Day, by organizing Technology, Self-Confidence and Leadership Development trainings for girls between the ages of 13-17 affected by the disaster in 2023. With the training series we organize every year, we aim to contribute to the development of girls in the field of technology and their potential. A SMILE IS ENOUGH SELF-CONFIDENCE WORKSHOPS AND CODING TRAINING 2023 SUSTAINABILITY REPORT 61

We believe that it is our common responsibility to support the animals with whom we share the planet, and we continue our work with this awareness. As Türkiye’s Hepsiburada, we have implemented many different support projects through various non-governmental organizations. In 2023, we provided food, medical supplies, kennels and logistics support to association centers for animals in need of vital support. We expand the support we provide by forwarding the donations of our customers who use our platform to the areas in need. We continued our awareness campaign called ‘Be Aware Before It’s Late’, which we started in cooperation with the Breast Health Association (MEMEDER), in 2023. In October, which is known as ‘Breast Cancer Awareness Month’ globally, we offered all our users a special web page prepared with the information provided by MEMEDER experts, aiming to be a detailed guide for the early diagnosis of breast cancer. We drew attention to the importance of early diagnosis by informing both our customers and all our employees through different channels, with the message “Would you spare 5 minutes for your health?” In order to raise awareness of breast cancer within our company, we organized training entitled “Early diagnosis saves lives” for female employees in cooperation with MEMEDER and also raised awareness with information boards in the offices. SUPPORT FOR OUR LOYAL FRIENDS BREAST CANCER AWARENESS ACTIVITIES 2023 SUSTAINABILITY REPORT 62

Since the earthquake, we have worked with all our stakeholders and employees, in cooperation with public institutions and non-governmental organizations, to heal the wounds of the earthquake disaster and to quickly deliver the aid materials to those in need. On our platform, we enabled our customers to donate by offering digital support cards in cooperation with AFAD, Kızılay, Ahbap, AKUT, Haytap, HAÇİKO, Kurtaran Ev, UNICEF and TOG. We opened our “Palestine Gaza Aid Digital Support Card” on our platform together with AFAD, Red Crescent and UNICEF to alleviate the humanitarian crisis in Gaza and to help the civilian population. We volunteer through #HepsiYürekten, and turn our work into a huge good with the support of our brands. In order to raise awareness of the project among Hepsiburada customers, we brought together all associations and foundations selling in Hepsiburada. We work with 54 non-governmental organizations on the HepsiGönülden platform, which we launched in April 2021. DIGITAL SUPPORT CARDS HEPSİYÜREKTEN By including the non-governmental organizations involved in our projects within HepsiYürekten, we support them with discounted commission rates, free shipping and digital advertising support, and contribute to their development and growth. 2023 SUSTAINABILITY REPORT 63

Women Enterpreneurship As a technology company founded by women in Türkiye, where the participation rate of women in the workforce is much lower than that of men, we believe that we have a responsibility in this field. As one of the leading companies operating in the e-commerce sector, we implement projects and programs that will facilitate women’s participation in the workforce and try to pave the way for qualified employment through collaborations. We aim to reach 120,000 women entrepreneurs by 2030 with our work. After the February 6 earthquakes, we increased the trade volume of women’s cooperatives to 174 million TL with 3,172 women entrepreneurs under the ‘Hepsiburada Promise’. With the Power of Technology for Women Entrepreneurs program, we encourage women entrepreneurs in Türkiye to participate in business life, and we enable women to participate in the digital economy with the training we provide and the opportunities we offer on the Hepsiburada platform. We offer platform support to women who want to start and grow their own business in the e-commerce sector. We supported more than 50,000 women entrepreneurs within the scope of the program until the end of 2023. To date, a total of 51 million women entrepreneurs have offered their products for sale on the Hepsiburada platform. 6,500 of these products were labelled as unique design while 5,200 were labelled as hand-crafted products. Women’s Entrepreneurship Women’s Cooperatives THE POWER OF TECHNOLOGY FOR WOMEN ENTREPRENEURS 2023 SUSTAINABILITY REPORT 64

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

WOMEN ENTREPRENEURS OVERCOME FINANCIAL OBSTACLES

We are developing collaborations with banks to realize projects that will also support women entrepreneurs financially. Within the scope of the "Women Entrepreneurs Overcome Financial Obstacles" project, we help entrepreneurial women access credit and banking products and services to meet their cash needs. Within the scope of the project, a total of 92 million TL in lending was issued as a result of 357 applications approved in 2023. Along with financial support, we offer TEB Family Academy's financial literacy training, which consists of 5 modules, free of charge to female entrepreneurs who use our platform.

WE SUPPORT WOMEN'S COOPERATIVES

We support women's cooperatives as ways to boost rural development and increase women's participation in the economy, and we offer their products via e-commerce to reach more customers in all provinces. As of the end of 2023, more than 230 women's cooperatives are selling on Hepsiburada and we work to increase this number day by day. We also support women's cooperatives with the following advantages:

- **1% + VAT commission rate**
- **Free photography of up to 500 products**
- **Free display in campaign areas**
- **Indefinite and free shipping**
- **2 advertising banners worth 30,000 TL**
- **Hepsiburada Entrepreneur Women Technology Power e-commerce training**
- **1 year free integration**
- **500 TL gift certificate for sponsored product advertisements**
- **40% discount on digital accountant support**
- **Advantageous women's banking products and services**

We are also implementing the "Empowerment of Women through Cooperatives" project, with the coordination of the Ministry of Family and Social Services, General Directorate on the Status of Women, and with the financing of the European Union Pre-Accession Financial Assistance Instrument. Within the scope of the project, we provided e-commerce training to more than 140 women's cooperatives in 10 provinces, including Ankara, Izmir, Bursa, Adana, Hatay, Mardin, Antalya, Diyarbakır, Erzurum and Istanbul, in 2023.

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Enabling local products to reach a wide consumer base in digital platforms contributes to increasing income and employment, promoting commercial activities, and assisting in the formation of more sustainable local economies. Additionally, it has social impact by reducing negative environmental effects associated with the transportation of imported goods through substituting them with local products, enhancing the resilience of ecosystems, increasing the country’s self-sufficiency, preserving traditional cultures, and empowering communities. In line with this, we are working to support local development through e-commerce, continuing to implement new projects that will accelerate the growth of businesses and the national economy. In collaboration with the Union of Chambers and Commodity Exchanges of Türkiye in 2021, we launched the HepsiTürkiye’den program to support local small and medium-sized enterprises (SMEs), women entrepreneurs, and cooperatives by helping them transition their products to e-commerce, thereby increasing their participation in economic activities and strengthening them through the e-commerce channel. As part of the HepsiTürkiye’den initiative, we showcase geographical indication-registered products on our platform to highlight their quality, tradition, and uniqueness; we provide strong marketing and branding support to producers, including commission, promotion, training, shipping, and call center services. We offer e-commerce opportunities through our platform to makers of local products who have not previously been present on e-commerce platforms, thereby providing nationwide access. By supporting awareness of traditional, cultural, or artistic professions and arts that are at risk of disappearing, we contribute to the preservation of our traditional, HEPSİTÜRKİYE’DEN cultural, and artistic values, revitalizing the local economy and thereby contributing to the national economy. We aim to include at least one local producer from every district of Türkiye in the HepsiTürkiye’den program and aim to contribute to local development. Currently, nearly 270 regional sellers and around 5,000 regional products are available for sale through HepsiTürkiye’den program. Approximately 300 of the products offered for sale carry geographical indication certification. To increase awareness of geographical indication-certified products, explain the economic and social impact of such products sold on the Hepsiburada marketplace, and facilitate their sale, we organized online geographical indication information sessions in collaboration with the Turkish Patent and Trademark Office Directorate General, with the participation of 350 producers. 2023 SUSTAINABILITY REPORT 66

In collaboration with UN Women Türkiye and KAGİDER, we have launched the “Gender-Sensitive Economic Recovery: Empowering Women-Owned Businesses to Grow the Economy” program to support women entrepreneurs and business owners affected by the February 6 earthquakes. The program was designed to support women entrepreneurs and women cooperatives in the earthquake-affected region in 2023 and 2024. GENDER-SENSITIVE ECONOMIC RECOVERY Together with project partners, we have also initiated a procurement program to support women-owned businesses in the region. Special productions for the period leading up to March 8, 2024, will be made, and commercial collaborations with businesses and institutions nationwide will be established. Women producers and entrepreneurs in the region will increase their commercial volumes with gift packages for International Women’s Day on March 8, 2024. Women entrepreneurs and women cooperatives participating in the event will be able to benefit from the mentorship network provided by Hepsiburada and KAGIDER. 2023 SUSTAINABILITY REPORT 67

DETERMINATION
PASSION
SUCCESS
IS HERE
Nasdaq

Ethical and Transparent Governance Begins Here!

Ethical Business Conduct 70
Risk Management 72
Customer Experience 75
Supply Chain 77
Data Security and Privacy 78
Protection of Intellectual Property Rights 81

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For over 20 years, we have been operating in accordance with the highest ethical standards of honesty, transparency, and accountability in all our business processes. We adhere to our principles of integrity throughout the entire value chain and within the Hepsiburada ecosystem, working together with our stakeholders to create value. 2023 SUSTAINABILITY REPORT 69

Ethical Business Practices CORPORATE MANAGEMENT STRUCTURE At Hepsiburada, we adopt an ethical, transparent, fair, and accountable management approach in all our activities, ensuring full compliance with all relevant laws and regulations. The Board of Directors, consisting of a total of 9 members, including 2 women and 3 independents, operates with the mission of overseeing the performance of the Chief Executive Officer (CEO) and other senior executives to ensure the best interests of shareholders are served. The Board of Directors at Hepsiburada is responsible for: • Reviewing, approving, and evaluating the company’s financial and business strategies, significant corporate actions, and internal controls when appropriate. • Regularly monitoring the effectiveness of management policies and decisions, including the implementation of company strategies. • Selecting and evaluating the CEO and other senior management members. • Assessing significant risks facing the company and reviewing options for mitigation. • Assuming responsibility for conducting the company’s affairs with the highest ethical standards and in compliance with applicable laws and regulations. 2023 SUSTAINABILITY REPORT 70

The Audit Committee assists the Board of Directors in matters related to (i) the integrity of financial statements, (ii) the qualifications and independence of external auditors, (iii) oversight of the performance of the external audit firm and internal audit function, and (iv) compliance with legal and regulatory requirements, as well as environmental and social responsibilities. The Risk Committee is responsible for the early identification of risks that threaten the existence, development, and continuity of the company. It reviews Hepsiburada’s risk management policies at least once a year. The Corporate Management Committee periodically reviews whether corporate governance principles are being implemented by the Board of Directors and makes recommendations to the Board on corporate governance matters. Additionally, the Committee performs the functions of the Compensation Committee by providing recommendations to the Board on compensation policies for the Board and executives. AUDIT COMMITTEE RISK COMMITTEE CORPORATE MANAGEMENT COMMITTEE In addition to fulfilling its primary mission, the Board of Directors conducts its activities with a sense of responsibility towards the company’s business partners, employees, and the communities where Hepsiburada operates. For detailed information, our Corporate Governance Principles can be reviewed. Operating under the auspices of the Board of Directors are three committees: the Audit Committee, the Risk Committee, and the Corporate Governance Committee. All members of these committees work diligently to fulfill the requirements of the Securities and Exchange Commission, Nasdaq, the Turkish Commercial Code, and Turkish capital markets legislation. We present all significant findings of each committee to the entire Board for discussion and review, in accordance with the principles of ethics and transparency. The Executive Management, led by the CEO, consists of 7 executives, including 2 women. The Executive Board is responsible for making and implementing decisions related to the company’s daily management and operations, defining and directing goals and policies, ensuring the efficient, effective, and adequate use of all resources to manage our activities effectively, and conducting necessary improvement and development activities. 2023 SUSTAINABILITY REPORT 71

Risk Management At Hepsiburada, risk management encompasses the processes of tracking and measuring financial, operational, compliance, and financial risks, and is conducted by the Board of Directors and senior executives. Additionally, the Risk Committee, consisting of two independent members and three Board members, manages our efforts in this regard within the framework of policies approved by the Board of Directors. The Senior Internal Control and Risk Manager is responsible for creating a risk inventory, evaluating risks, identifying actions, and reporting to the Risk Committee in accordance with the Corporate Risk Management (CRM) procedure approved by the Committee. Efforts to identify and determine the financial, operational, and compliance risks facing Hepsiburada, and the management of potential risks identified in this manner, are coordinated between senior management and the finance department. Specific training on legislation is provided to senior executives and unit managers to minimize and manage risks specific to the sectors in which we operate. This ensures that risk awareness is established, and awareness is created at every level. Compliance with tax, commercial law, and other regulatory authorities’ legislation, which are significant aspects of financial, operational, and compliance risks, is managed under the coordination of the CFO. Evaluation meetings with the participation of audit and certified public accounting firms are held at specified times to monitor risks continuously. Additionally, the Internal Control and Compliance team evaluates risks in all business processes affecting financials. We continue our efforts to manage various financial risks, including those related to changes in debt and capital market prices, foreign exchange rates, and interest rates, in order to minimize potential adverse effects on Hepsiburada’s financial performance. In addition to financial risks, we are also working on identifying and evaluating sustainability risks, particularly climate change-related risks. ETHICS AND COMPLIANCE Hepsiburada’s Ethical Principles guide our business in all aspects of the Hepsiburada ecosystem. These principles apply to the entire Hepsiburada ecosystem, including all employees and third parties acting on behalf of Hepsiburada. We expect all Hepsiburada employees, regardless of their position, to demonstrate attitudes and behaviors that ensure the cultural integrity of the company. Our Ethical Principles document covers various rules, including compliance with legal requirements, regulations, internal and external standards, respect and fairness towards others, conflict of interest, gift acceptance, ensuring a safe and healthy environment, commitment to combating bribery and corruption, promoting fair competition in the market, 2023 SUSTAINABILITY REPORT 72 restrictions on political activities and contributions, and obligations regarding the processing and reporting of information. You can access the Ethical Principles document from here. We expect all employees to embrace the Hepsiburada Code of Ethics and act within the framework of these principles. Within the scope of Hepsinstitute, mandatory ethics training sessions are available for new hires regarding the Code of Ethics. In 2023, a total of 4,410 employee hours were dedicated to Ethics training. Additionally, through the programs used internally, we share informative content about Ethics with all internal stakeholders and provide reminders. Within Hepsiburada, we have an Ethics Board that takes necessary actions in accordance with the Discipline Regulation and reports to the Corporate Governance Committee, which is accountable to the Board of Directors, on a quarterly basis. In addition to the Ethics Board, the Hepsiburada Ethics and Compliance program guides us in managing our ethical processes. Within the program, while implementing policies and procedures to ensure full compliance, we publish them via internal online platforms and inform our stakeholders about these policies. To increase awareness, we have designated a mandatory training program as part of the orientation and requires annual participation. This training program covers not only Ethics and Compliance but also emphasizes the aspects of fair competition. Besides written training documentation, our employees receive training annually from a Competition Law consultant through interactive sessions based on industry-specific issues. In case any of our stakeholders encounter a situation that violates the Hepsiburada Code of Ethics, they are required to report it first to their immediate supervisor. If the situation involves the immediate supervisor or if no feedback is provided within 7 business days, the process of reporting the violation to the Ethics and Compliance Manager begins. Reports can also be submitted through the Ethics Hotline, which operates in line with our Consultation and Reporting Policy. We have designed our processes for investigating and reporting violations based on regular customer meetings, the hotline, and a centralized investigation and reporting flow. In 2023, we resolved all 26 reports we received. When any non-compliance with the Ethical Principles is encountered, the Ethics and Compliance Manager is informed. 2023 SUSTAINABILITY REPORT 73

When such a case arises, investigations are conducted by Internal Audit under the coordination of the Ethics and Compliance Manager, and follow-up on the case is carried out by the Ethics Committee. All these activities are carried out in accordance with the discipline regulations. • We adopt transparency in our relationships with third parties and expect full compliance with laws and regulations from our business partners. When working with suppliers, contractors, consultants, distributors, logistics companies, or other third parties, we adhere to the following principles: • We provide fair competition opportunities for third parties in our business, • We do not compromise on any illegal or inappropriate actions, • Before establishing a relationship with a third party, we evaluate whether there is any potential conflict of interest, • We choose to collaborate with third parties that have strong qualities in terms of quality and honesty, • We ensure that all work done with third parties complies with Hepsiburada policies. ANTI-BRIBERY AND ANTI-CORRUPTION EFFORTS At Hepsiburada, we operate with a zero-tolerance policy towards bribery and corruption within our ecosystem. The Ethics Committee evaluates complaints that arise during audit activities and reach the Hepsiburada platform, thoroughly examining the encountered risks. In the event of a violation of Ethical Principles, we implement necessary sanctions and conduct corrective and preventive activities to ensure it does not recur. We did not receive any ethical reports related to bribery and corruption in 2023. Within the Hepsiburada ecosystem, we have policies for combating Corruption and Bribery as well as Human Rights. We provide mandatory training on the points specified in the documents to ensure awareness and understanding of the policy. We mandate that all employees, managers, business partners, and third parties in our value chain comply with the Anti-Corruption and Anti-Bribery and Human Rights Policy. 2023 SUSTAINABILITY REPORT 74

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

Customer Experience

According to the "E-Commerce NPS (Net Promoter Score)" research conducted by the independent research firm FutureBright, we continue to be Türkiye's "Most Recommended E-Commerce Brand" in 2022 and 2023, maintaining our success as the customers' choice. Additionally, feedback from our customers serves as a guide to our success. We collect our customers' opinions through various channels and implement corrective actions based on the feedback we receive to improve our processes and operations. At the same time, we ensure better management of the customer experience process through customer relations training provided to our employees.

Customer Management Metrics	2021	2022	2023
Complaints Received (B2C)		142,636	140,000
Complaints Resolved (B2C)	119	159	158
Customer Relations Training Hours	5,436	4,878	2,743
Number of Employees Attending Customer Relations Training	2,990	3,326	3,282
Customer Satisfaction Score	68%	74%	72%

Some actions we have taken as a result of feedback received from customers in the last three years:

Recommendation Area	Actions for Recommendations
Next-day delivery	Increasing delivery speed
Return at your door	Facilitating the return experience, especially eliminating concerns about going to the cargo branch during the pandemic
Hepsimat	Creating alternative delivery points
HepsiJet XL	Providing the delivery experience for large items (furniture, appliances, etc.) with HepsiJET quality and increasing delivery speed
Return Journey	Improvements in demand tracking, return process enhancements, shortening return times, and improving communication during the return process
Filter Project	Improving filters to enhance the product finding experience and providing customers with more information about products by increasing entries for product features
Defective/ Wrong Product Supply	Offering customers the option of receiving a new product instead of a return in case of defective/wrong shipment and making product exchanges if requested

2023 SUSTAINABILITY REPORT 75

TÜRKIYE’S FIRST NEXT-GENERATION SMART PHYSICAL STORE EXPERIENCE We opened our new-generation smart pilot store with the ‘buy and go’ concept, based on artificial intelligence, at Istanbul Mecidiyeköy Trump AVM. We implemented the Hepsiburada Smart by MIMEX smart store concept with approximately 2.2 million euros in funding from the European Commission under Horizon 2020. We developed the project in a two-year period as an international collaboration project involving four teams from Italy and Spain, together with the Hepsiburada R&D team. In the Hepsiburada Smart by MIMEX concept, all shopping transactions are carried out using artificial intelligence, image processing, and digital weight sensor technologies. Customers start their shopping by scanning the QR code at the kiosk located at the entrance of the Hepsiburada Smart store. without wasting time. Thus, the entire shopping process is completed in seconds. As a result, customers can easily purchase their products and complete their shopping within a few minutes without waiting in line at the checkout, allowing them to exit the store quickly. SAFELY AT YOUR DOOR With our “Safely at Your Door” service, we deliver large items such as heavy and risky appliances and TVs to the desired location through HepsiJET teams, according to the customers’ request. For products larger than 40 inches bearing the “Safely at Your Door” icon, we provide live customer representative support regarding technical specifications and current campaigns, as well as scheduled door-to-door pickup services for quick delivery and return requests. With Safely at Your Door, delivered by HepsiJET XL, we facilitate our customers’ lives by safely delivering products to their homes. NEXT DAY DELIVERY With “Next Day Delivery,” we offer fast and convenient delivery service that allows the products listed on our platform to be delivered the next day after the order date to the location chosen by the customers. RETURN PICK UP With our “Return Pick up” service, when our customers want to return their orders, without the need to take them to any cargo company, we increase customer satisfaction by ensuring that the returns are picked up from their doors by HepsiJET on the selected day through the Hepsiburada website. Along with this service, we have prevented 610,000 days of time wasted since 2021 when calculating the time our customers spend going to the cargo branches. With the help of next-generation artificial intelligence, image processing, and weight sensor-equipped smart shelf technologies, the products customers purchase are instantly added to the virtual basket in the application, and the products they return to the shelf are immediately removed from the basket. Customers who complete their shopping can leave the store without making any physical payment transactions and 2023 SUSTAINABILITY REPORT 76

Supply Chain At every step of creating value, we prioritize fundamental human rights and share the responsibilities of this obligation with more than 5,000 suppliers, who are the most important links in our value chain. In this context, we consider it our responsibility to ensure that all companies, suppliers, contractors, and business partners within the Hepsiburada ecosystem comply with the working principles outlined in the “Hepsiburada Third-Party Business Ethics and Compliance Declaration.” Based on international standards, including the International Labour Organization (ILO) and the United Nations (UN) conventions, as well as all applicable laws and regulations, we have created this declaration, which defines the Supplier Code of Conduct (occupational health and safety, prevention of discrimination, working conditions, prevention of child labor and forced labor, right to collective bargaining, environment, prevention of abuses) that our suppliers must adhere to in our business relationship. We have a “Supplier Management Procedure” that evaluates current and potential suppliers from the beginning of the working relationship until the completion of the work. With this procedure, we manage all business processes, from potential supplier evaluation processes to contract processes, risk assessment, and security measures, to existing supplier analyses, based on the third-party business ethics and compliance declaration. With the awareness of the positive impact of working with local suppliers on regional sustainable development, we prioritize working with local suppliers. 2021 2022 2023 Number of Local Suppliers 1,915 2,320 5,275 Total Number of Suppliers 2,026 2,439 6,003 2023 Number of Suppliers Trained 188 Total Training Hours Provided to Suppliers 147 We are aware of our responsibility for the training and development of suppliers. To help them better understand our operational processes and collaborate effectively, we provide technical training such as SLMP (Supplier Lifecycle Management Portal) Panel Training, SLMP Shipping Training, Shipment Pilot Studies, Demand Management, and other relevant areas to strengthen them in the areas they need. 2023 2022 2021 RATIO OF LOCAL SUPPLIERS TO ALL SUPPLIERS 87,9% 95,1% 94,5% 2023 SUSTAINABILITY REPORT 77

Data Security and Privacy As companies digitize and business models shift towards complex, data-driven products and services, issues related to data security and privacy become significant drivers of business risk. Ensuring data security and privacy is among the fundamental priorities for us as a technology-focused e-commerce company. We continue our efforts to protect, manage, and enhance data security, including personal data of customers, hardware and software components constituting our information systems, and other elements contributing to data security. We believe that protecting data and ensuring data privacy are fundamental to a sustainable digital economy and a trustworthy service ecosystem. We aim to make our customers feel safe while using our services and strengthen our commitment to privacy. Millions of transactions take place on the Hepsiburada platform every day. We value the trust of our sellers and buyers by safeguarding all personal information, prioritizing compliance with privacy principles. We commit to maintaining a privacy and information protection policy that is compliant with international best practices and standards, including the ISO 27001 Information Security Management System Standard, with global applicability. In order to ensure the confidentiality, integrity, and accessibility of information, we outline our commitments to data security as follows: • By determining information security objectives and activities, we plan, implement, monitor, and continuously improve our actions within the framework of ISO 27001. • We define how the conducted activities meet legal, contractual, standard, and business requirements. • We describe how we meet the requirements of the Personal Data Protection Law (KVKK). • We integrate Information Security Management System activities with other management systems established within our organization. • We conduct inventory of information assets by identifying criteria for privacy, integrity, and accessibility. • We identify, evaluate, and activate appropriate risk processing options for managing existing and potential risks related to information security. • We develop and implement business continuity plans and ensure their continuous improvement. 2023 SUSTAINABILITY REPORT 78

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

- We keep track of current technologies and innovations in information security, and develop solutions accordingly.
- We take necessary measures to ensure compliance with identified information security issues by all stakeholders.
- We ensure the dissemination, accessibility, awareness, and implementation of our Information Security policy.
- In the event of policy violation, we initiate and follow up on relevant processes.

At the same time, we monitor complaints and cases from third parties and regulatory authorities, offer rapid solutions to relevant cases, and carry out continuous improvement efforts for our data protection system. In line with the comprehensiveness of the Information Security Management System, we base all our institutional activities on the policies and procedures in the table, and we work to ensure that our internal and external stakeholders adopt our policies and procedures. Policies regarding information security cover not only **Hepsiburada** operations but also suppliers.

Data Security Metrics	2021	2022	2023
Complaints/incidents from third parties	375	276	227
Complaints/cases from regulatory bodies	-	1	6

Information Security Policy	Information Security Incident Management Procedure
Storage and Disposal Policy	Information Security Training and Awareness Management Procedure
Third Parties Information Security Policy	Information Security Risk Management Procedure
Human Resources Information Security Policy	Physical and Environmental Safety Procedure
Corrective Action Procedure	Supplier Management Procedure
Internal Audit Procedure	Data Protection Procedure

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We created the Information Security Risk Management Procedure to manage the risks that Hepsiburada is exposed to. This procedure covers risks, processes affected by these risks and internal and external parties related to them, affected assets and their locations, probability of the risk, impact on confidentiality, integrity and accessibility, value of assets, probability of threats that may create business impact, ease of exploitation of identified threats by vulnerabilities and any measures that can reduce risks. The procedure lays out detailed processes, including identification in relation to existing or planned steps. We discuss our information security risks in the subcategories of Confidentiality, Integrity and Accessibility in terms of their impact. According to the risk value in the resulting evaluation matrix, we manage our risks with risk reduction, risk transfer, risk acceptance and risk avoidance classifications. In this context, we discuss our risks in terms of information security in detail and define our comprehensive risk inventory and our short-, medium- and long-term actions that will minimize risks or turn risks into opportunities. CONNECTOR AND TRANSFER INFRASTRUCTURE PROJECT FOR DATA SECURITY AND DATA INTEGRITY IN CLOUD TECHNOLOGIES With our millions of visitors, we generate significant amounts of data every day. In recent years, we have achieved significant savings by moving data that is not within the scope of KVKK to the cloud system. In the second phase of this project, we are making improvements in efficiency, security and data quality by developing a connector between Hepsiburada systems and cloud infrastructure. In addition, we are looking for greater efficiency in all process that take place over the cloud and expend carbon. CREATION OF PERSONAL DATA PROCESSING INVENTORY Within the scope of compliance with KVKK, we create an inventory by identifying personal data processed with the permission of the owners. The personal data inventory created is forwarded to the Legal Unit to take the relevant administrative measures within the scope of KVKK and is then evaluated by the Information Security Unit to take the relevant technical measures within the scope of KVKK. With this project, we ensure Hepsiburada’s personal data security, and on the other hand, we evaluate and improve the current situation within the scope of compliance with KVKK. 2023 SUSTAINABILITY REPORT 80

Protection of Intellectual Property Rights We believe that protecting intellectual property rights is one of the fundamental elements of operating a healthy and sustainable e-commerce system. Aware of the importance of trust for the sustainability of the Hepsiburada ecosystem, we define the trust of our consumers and sellers in our platform as one of our most important working objectives. In order to protect the rights of rights holders, brands and consumers, we carry out many coordinated efforts to ensure the sale of branded, authorized products and to deter the sale of illegal or unauthorized products. With our agile and solution-oriented approach, we aim to detect problems before complaints about property violations arise. We are aware that intellectual property rights that need to be protected are a priority issue closely related to governance for a digital service ecosystem. We manage this risk with the various measures we take and correctly designed information security policies, and we always work one step further to maintain trust in the developing and changing digital world. We are aware of the advantages that collaborations with intellectual property owners will create in terms of both minimizing risks and turning them into opportunities. For this reason, we consider it inevitable to add cooperation with our stakeholders in the field of intellectual property to our short, medium and long-term goals. 2023 SUSTAINABILITY REPORT 81

Annexes

Social Performance Indicators 83

Corporate Memberships and Collaborations 87

Featured Awards 88

GRI Content Index 90

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

Environmental Performance Indicators

Energy Consumption (MWh)	2021	2022	2023
Buildings-Fuel	**3,004.5**	**3,764.4**	**3,081.6**
Natural gas	3,004.5	3,700.1	3,066.8
Generator	-	64.4	14.8
Vehicles-Fuel	**30,171.1**	**54,338.0**	**63,735.0**
Company Vehicles	6,383.9	9,712.1	7,364.9
Vehicle Fleet	24,331.2	44,625.8	6,370.1
Electricity consumption	**5,583.5**	**29,996.3**	**31,522.7**
Total Energy Consumption	**38,759.1**	**88,098.7**	**98,339.3**

Greenhouse Gas Emission (tonCO_2e)	2021	2022	2023
Scope 1	**19,207.1**	**31,630.9**	**39,719.7**
Buildings	550.3	690.9	621.2
Company Vehicles	1,651.3	2,350.5	1,797.9
Vehicle Fleet	17,005.5	28,589.5	37,300.6
Scope 2	**2,437.5**	**14,097.8**	**13,870**
Scope 3	**56.9**	**550.7**	**664.5**
Hepsiburada's Total Footprint	**21,701.5**	**46,279.4**	**54,254.3**

Water Consumption (m³)	2021	2022	2023
Warehouses	19,870.4	17,423.4	23,844.4
HQ	231.9	312.5	301.7
HepsiJET Branches and Transfer Centers	688,969	713,537	784,890
Total	**709,071**	**731,273**	**809,036**

Packaging Materials (kg)	2021	2022	2023
Paper Packaging	1,610,514.6	1,801,065.1	1,186,931.7
Plastic Packaging	623,994.2	701,384.8	837,349.4
Total	**2,234,508.7**	**2,502,449.8**	**2,024,281.1**

Waste Sent for Recycling (kg)	2021	2022	2023
Packaging Waste	-	934,762	964,965
Chemical Waste	-	78,455	62,363
Food Waste	-	21,520	21,569
Other Waste	-	1,209.00	6,524
Total	**-**	**1,035.946**	**1,055.421**

2023 SUSTAINABILITY REPORT 83

Social Performance Indicators Employees by Gender 2021 2022 2023 Female Male Female Male Female Male Number of employees 1,673 1,950 1,741 2,065 1,385 1,752 Total number of employees 3,623 3,806 3,137 Employees by Category 2021 2022 2023 Female Male Female Male Female Male Blue Collar 78 332 79 293 45 274 White Collar 1,595 1,618 1,662 1,772 1,340 1,478 Employees by Age 2021 2022 2023 Female Male Female Male Female Male under 30 1,172 947 1,092 914 715 626 30-50 years old 498 989 643 1,122 667 1,098 50 years and above 3 14 6 29 3 28 Employees by Working Experience 2021 2022 2023 Female Male Female Male Female Male Employees between 0-5 years 1,579 1,817 1,616 1,908 1,239 1,560 Employees by Working Experience 2021 2022 2023 Female Male Female Male Female Male Employees between 5-10 years 87 116 114 126 131 160 Employees with 10 years or more 7 17 11 31 15 32 Hepsiburada Ecosystem Number of Employees 2021 2022 2023 Female Male Female Male Female Male Hepsiburada.com 1,298 1,122 1,349 1,237 1,004 921 Hepsiburada market 71 158 35 51 25 32 Hepsipay 25 42 63 71 81 89 HepsiJET 253 590 237 630 205 627 HepsiAd 2 4 5 12 5 14 Hepsilojistik 0 0 0 1 5 11 Hepsiglobal 21 28 41 44 45 42 Hepsiseyahat 3 4 3 4 4 5 2023 SUSTAINABILITY REPORT 84

hepsiburada

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

Subcontractors by Gender	2021		2022		2023	
	Female	Male	Female	Male	Female	Male
Subcontractors	269	792	411	1,021	483	1,474
Total	**1,061**		**1,432**		**1,957**	

Managers by Gender	2021		2022		2023	
	Female	Male	Female	Male	Female	Male
Board of Directors	2	7	2	7	2	7
Total	**9**		**9**		**9**	
Senior management	2	8	1	9	2	7
Total	**10**		**10**		**9**	
Directors	10	36	14	46	19	53
Total	**46**		**60**		**72**	
Managers	63	98	77	122	130	202
Total	**161**		**199**		**332**	

Managers by Age and Gender (Managers and Higher level)	2021		2022		2023	
	Female	Male	Female	Male	Female	Male
under 30	2	1	4	2	1	1
30-50 years old	97	187	129	236	150	252
50 years and above	0	5	1	11	0	9
Total	**292**		**383**		**413**	

Newly Hired Employees	2021		2022		2023	
	Female	Male	Female	Male	Female	Male
under 30	883	691	530	506	167	245
30-50 years old	272	491	255	417	97	195
50 years and above	-	6	2	11	0	4

Terminated Employees	2021		2022		2023	
	Female	Male	Female	Male	Female	Male
under 30	319	313	516	400	437	429
30-50 years old	136	310	211	394	162	326
50 years and above	-	5	2	6	3	6
Total	**1,083**		**1,529**		**1,363**	
Employees who leave voluntarily	356	478	509	586	414	505

Employee Turnover Rate	2021		2022		2023	
	Female	Male	Female	Male	Female	Male
Employee turnover rate by gender	27%	32%	42%	39%	43%	43%
Employee turnover rate	**30%**		**40%**		**43%**	
Voluntary employee turnover rate by gender	21%	25%	29%	28%	30%	29%
Voluntary employee turnover rate	**23%**		**29%**		**29%**	

2023 SUSTAINABILITY REPORT

85

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Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

Other Equal Opportunities and Diversity Indicators	2021		2022		2023	
	Female	Male	Female	Male	Female	Male
Total number of employees working as managers in revenue-generating functions	65	167	91	213	102	219
Total number of employees involved in revenue-generating functions	838	1,658	1,026	1,788	857	1,553
Total number of employees in STEM and related positions	182	463	218	500	370	654

Performance management	2021	2022	2023
Number of employees who undergo a regular performance evaluation	1.935	3.123	2.609
Percentage of employees who undergo a regular performance evaluation	53%	82%	83%

Maternity Leave	2021		2022		2023	
	Female	Male	Female	Male	Female	Male
Number of employees benefiting from maternity or paternity leave	24	0	110	72	63	48

Employee Development	2021	2022	2023
Total training (employee*hours)	134,793	144,340	88,235
Average training hours per employee	37	38	28

Volunteering Activities	2021	2022	2023
Total hours spent by employees on volunteering activities	0	438	405
Number of employees participating in volunteering activities	83	268	111

OHS Performance	2021	2022	2023
Total Number of Accidents	70	81	82
Accident Frequency Rate*	2.1	2.2	1.8
Number of Lost Days Due to Accident	463	612	545
Lost Day Rate**	14.2	16.6	11.9
Number of Fatal Accidents	0	0	0

*Accident Frequency Rate = (Number of Accidents / Total Working Hours) * 200,000

**Lost Day Rate = (Number of Lost Days Due to Accident / Total Working Hours) * 200,000

2023 SUSTAINABILITY REPORT

86

Corporate Memberships and Collaborations • Electronic Commerce Operators Association (ETİD) • Baby Equipment Manufacturers, Importers and Retailers Association • United Brands Association • Information Technology Industrialists Association • Investor Relations Association • Turkish Corporate Governance Association • Foreign Economic Relations Board • International Investors Association • Turkish Industrialists and Businessmen Association • Union of Chambers and Commodity Exchanges of Türkiye • WTech Platform by Women in Technology Association • Corporate Communicators Association • Customer Experience and Technology Association • Chain Stores Association • Advertisers Association • Interactive Advertising Association 2023 SUSTAINABILITY REPORT 87

hepsiburada

Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

Featured Awards

1. **"Reputable Business Partner of the Year" award in the Brand Responsible for Women's Rights category Marketing Türkiye - B2B Exellence Awards**
   Marketing Türkiye - B2B Excellence Awards

2. **Awarded in the "Best Use of Technology in Innovative Mediums" category for the "HEPSİBURADA SMART BY MIMEX" project MarTech Awards**
   MarTech Awards

3. **Awarded in the "Best Marketing Automation Technology" category for the "Hepsiburada Marketing Automation" project, MarTech Awards**
   Marketing Türkiye - B2B Exellence Awards

4. **The Brand that Provides the Best Customer Experience Award, According to the Customer Experience Index, Mısırvar ACE**
   Complaintvar ACE

5. **Award for "Strong Women in the Digital Age" in the category of "Supporting Women Entrepreneurs and Women's Power" Women-Friendly Brands 2023 Awareness Awards**
   Women-Friendly Brands 2023 Awareness Awards

6. **Award for "Technology Power for Entrepreneurial Women" in the "Women's Employment and Equal Opportunities at Work" category, Women-Friendly Brands 2023 Awareness Awards**
   Women-Friendly Brands 2023 Awareness Awards

7. **First prize in the Social Impact - People Focused category Sustainable Business Awards**
   Sustainable Business Awards

8. **We were chosen as one of the most innovative companies with Hepsiburada Smart by MIMEX Fast Company Türkiye**
   Fast Company Türkiye

9. **We were chosen as one of the best internet companies Fast Company Türkiye**
   Fast Company Türkiye

10. **Best Online Platform for Business Partnership**
    Advantage Group E-Commerce - Voice of the Supplier Research

11. **Advantage Group E-Commerce - Voice of the Supplier Research**
    Marketing Türkiye ECHO Awards

2023 SUSTAINABILITY REPORT 88

hepsiburada
Türkiye's Hepsiburada | Our Sustainability Approach | Environmentally Friendly Operations with Innovative Solutions Start Here! | Equal and Inclusive Corporate Culture Starts Here! | Social Good Starts Here! | Ethical and Transparent Governance Approach Starts Here! | Annexes

12. **First place in the "Product Range" and "Post-Delivery Services" categories Marketing Türkiye ECHO Awards**
Brandverse Awards

13. **Bronze award in the e-commerce section of the "Movie" category for the movie "Legendary November" Brandverse Awards**
SocialBrands Data Analytics Awards

14. **Silver award in the "Online Shopping" category" SocialBrands Data Analytics Awards**
Logistics Achievement Awards of the Year

15. **"Logistics Solutions Company of the Year" award with HepsiJET XL service. Logistics Achievement Awards of the Year**
Marketing Türkiye

16. **List of "Brands Carrying Republic Values" Marketing Türkiye**
The Hammers Marketing

17. **Best Team in Social Solidarity, Best Team in Gender Equality The Hammers Pazarlamasyon**
IDC Future Enterprise Awards

18. **First place in the "Best in Future of Customer Experience" category with "Future Filter Project for Customer Experience" IDC Future Enterprise Awards**
Marketing Türkiye ALFA Awards

19. **"Customer Brand" of the year in the Sustainability in Customer Experience category Marketing Türkiye ALFA Awards**
MMA Smarties Türkiye Awards

20. **2 bronze awards in the Instant Impact/Promotion, Social/Influencer Commerce categories, and a silver award in the Integrated E-commerce Innovation category MMA Smarties Türkiye Awards**
16th Türkiye Contact Center Awards

21. **"Most Commendable Company" award to Hepsiburada, Best Contact Center Award with Less than 100 Employees to HepsiJET 16th Türkiye Contact Center Awards**
PSM Awards

2023 SUSTAINABILITY REPORT 89

GRI Content Index GRI content index Statement of use Hepsiburada has reported the information cited in this GRI content index for the period 01.01.2023-31.12.2023 with reference to the GRI Standards. GRI 1 used GRI 1: Foundation 2021 GRI STANDARD DISCLOSURE LOCATION REASON FOR OMISSION General Disclosures GRI 2: General Disclosures 2021 2-1 Organizational details 7-11 2-2 Entities included in the organization’s sustainability reporting 7 2-3 Reporting period, frequency and contact point 7, 91 2-4 Restatements of information No re-statements were made in this scope during the reporting period. 2-5 External assurance The company has not received external assurance within the scope of this report. 2-6 Activities, value chain and other business relationships 8-16, 28, 77 2-7 Employees 48-50, 84-86 2-8 Workers who are not employees 84 2-9 Governance structure and composition 70-71 https://investor.hepsiburada.com/en/about-hepsiburada/board-of-directors https://investor.hepsiburada.com/en/about-hepsiburada/executive-team 2-10 Nomination and selection of the highest governance body https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-11 Chair of the highest governance body https://investor.hepsiburada.com/en/about-hepsiburada/board-of-directors 2-12 Role of the highest governance body in overseeing the management of impacts 70-71 https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-13 Delegation of responsibility for managing impacts https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-14 Role of the highest governance body in sustainability reporting 26 2-15 Conflicts of interest 70-74 https://investor.hepsiburada.com/uploads/ CodeofConduct.pdf 2-16 Communication of critical concerns 70-74 2-17 Collective knowledge of the highest governance body 70-71 https://investor.hepsiburada.com/en/about-hepsiburada/board-of-directors https://investor.hepsiburada.com/en/about-hepsiburada/executive-team 2-18 Evaluation of the performance of the highest governance body https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-19 Remuneration policies https://investor.hepsiburada.com/uploads/ HepsiburadaRemunerationPolicy.pdf 2-20 Process to determine remuneration https://investor.hepsiburada.com/uploads/ HepsiburadaRemunerationPolicy.pdf 2-21 Annual total compensation ratio This information is not shared due to confidentiality constraints. 2-22 Statement on sustainable development strategy 3-5, 27 2-23 Policy commitments 27, 70-74, 78-79 2-24 Embedding policy commitments 70-74 https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-25 Processes to remediate negative impacts 28 https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-26 Mechanisms for seeking advice and raising concerns 28 2-27 Compliance with laws and regulations This information is not shared due to confidentiality constraints. 2-28 Membership associations 87 2-29 Approach to stakeholder engagement 28 2-30 Collective bargaining agreements Since the workplace is non-unionized, the company do not have any unionized employees. Material Topics GRI 3: Material Topics 2021 3-1 Process to determine material topics 29 3-2 List of material topics 30-32 Economic Performance GRI 3: Material Topics 2021 3-3 Management of material topics 22 GRI 201: Economic Performance 2016 201-1 Direct economic value generated and distributed 22; https:// investor. hepsiburada. com/uploads/ PressRelease_ Q4.FY2023.pdf 201-2 Financial implications and other risks and opportunities due to climate change 72 GRI 203: Indirect Economic Impacts 2016 203-1 Infrastructure investments and services supported 59-67 Supply Chain GRI 3: Material Topics 2021 3-3 Management of material topics 77 2023 SUSTAINABILITY REPORT 90

GRI content index Statement of use Hepsiburada has reported the information cited in this GRI content index for the period 01.01.2023-31.12.2023 with reference to the GRI Standards. GRI 1 used GRI 1: Foundation 2021 GRI STANDARD DISCLOSURE LOCATION REASON FOR OMISSION General Disclosures GRI 2: General Disclosures 2021 2-1 Organizational details 7-11 2-2 Entities included in the organization’s sustainability reporting 7 2-3 Reporting period, frequency and contact point 7, 91 2-4 Restatements of information No re-statements were made in this scope during the reporting period. 2-5 External assurance The company has not received external assurance within the scope of this report. 2-6 Activities, value chain and other business relationships 8-16, 28, 77 2-7 Employees 48-50, 84-86 2-8 Workers who are not employees 84 2-9 Governance structure and composition 70-71 https://investor.hepsiburada.com/en/about-hepsiburada/board-of-directors https://investor.hepsiburada.com/en/about-hepsiburada/executive-team 2-10 Nomination and selection of the highest governance body https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-11 Chair of the highest governance body https://investor.hepsiburada.com/en/about-hepsiburada/board-of-directors 2-12 Role of the highest governance body in overseeing the management of impacts 70-71 https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-13 Delegation of responsibility for managing impacts https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-14 Role of the highest governance body in sustainability reporting 26 2-15 Conflicts of interest 70-74 https://investor.hepsiburada.com/uploads/ CodeofConduct.pdf 2-16 Communication of critical concerns 70-74 2-17 Collective knowledge of the highest governance body 70-71 https://investor.hepsiburada.com/en/about-hepsiburada/board-of-directors https://investor.hepsiburada.com/en/about-hepsiburada/executive-team 2-18 Evaluation of the performance of the highest governance body https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-19 Remuneration policies https://investor.hepsiburada.com/uploads/ HepsiburadaRemunerationPolicy.pdf 2-20 Process to determine remuneration https://investor.hepsiburada.com/uploads/ HepsiburadaRemunerationPolicy.pdf 2-21 Annual total compensation ratio This information is not shared due to confidentiality constraints. 2-22 Statement on sustainable development strategy 3-5, 27 2-23 Policy commitments 27, 70-74, 78-79 2-24 Embedding policy commitments 70-74 https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-25 Processes to remediate negative impacts 28 https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-26 Mechanisms for seeking advice and raising concerns 28 2-27 Compliance with laws and regulations This information is not shared due to confidentiality constraints. 2-28 Membership associations 87 2-29 Approach to stakeholder engagement 28 2-30 Collective bargaining agreements Since the workplace is non-unionized, the company do not have any unionized employees. Material Topics GRI 3: Material Topics 2021 3-1 Process to determine material topics 29 3-2 List of material topics 30-32 Economic Performance GRI 3: Material Topics 2021 3-3 Management of material topics 22 GRI 201: Economic Performance 2016 201-1 Direct economic value generated and distributed 22; https:// investor. hepsiburada. com/uploads/ PressRelease_ Q4.FY2023.pdf 201-2 Financial implications and other risks and opportunities due to climate change 72 GRI 203: Indirect Economic Impacts 2016 203-1 Infrastructure investments and services supported 59-67 Supply Chain GRI 3: Material Topics 2021 3-3 Management of material topics 77 2023 SUSTAINABILITY REPORT 91

2023 SUSTAINABILITY REPORT 92 GRI content index Statement of use Hepsiburada has reported the information cited in this GRI content index for the period 01.01.2023-31.12.2023 with reference to the GRI Standards. GRI 1 used GRI 1: Foundation 2021 GRI STANDARD DISCLOSURE LOCATION REASON FOR OMISSION General Disclosures GRI 2: General Disclosures 2021 2-1 Organizational details 7-11 2-2 Entities included in the organization’s sustainability reporting 7 2-3 Reporting period, frequency and contact point 7, 91 2-4 Restatements of information No re-statements were made in this scope during the reporting period. 2-5 External assurance The company has not received external assurance within the scope of this report. 2-6 Activities, value chain and other business relationships 8-16, 28, 77 2-7 Employees 48-50, 84-86 2-8 Workers who are not employees 84 2-9 Governance structure and composition 70-71 https://investor.hepsiburada.com/en/about-hepsiburada/board-of-directors https://investor.hepsiburada.com/en/about-hepsiburada/executive-team 2-10 Nomination and selection of the highest governance body https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-11 Chair of the highest governance body https://investor.hepsiburada.com/en/about-hepsiburada/board-of-directors 2-12 Role of the highest governance body in overseeing the management of impacts 70-71 https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-13 Delegation of responsibility for managing impacts https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-14 Role of the highest governance body in sustainability reporting 26 2-15 Conflicts of interest 70-74 https://investor.hepsiburada.com/uploads/ CodeofConduct.pdf 2-16 Communication of critical concerns 70-74 2-17 Collective knowledge of the highest governance body 70-71 https://investor.hepsiburada.com/en/about-hepsiburada/board-of-directors https://investor.hepsiburada.com/en/about-hepsiburada/executive-team 2-18 Evaluation of the performance of the highest governance body https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-19 Remuneration policies https://investor.hepsiburada.com/uploads/ HepsiburadaRemunerationPolicy.pdf 2-20 Process to determine remuneration https://investor.hepsiburada.com/uploads/ HepsiburadaRemunerationPolicy.pdf 2-21 Annual total compensation ratio This information is not shared due to confidentiality constraints. 2-22 Statement on sustainable development strategy 3-5, 27 2-23 Policy commitments 27, 70-74, 78-79 2-24 Embedding policy commitments 70-74 https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-25 Processes to remediate negative impacts 28 https://investor.hepsiburada.com/uploads/ CorporateGovernanceGuidelines.pdf 2-26 Mechanisms for seeking advice and raising concerns 28 2-27 Compliance with laws and regulations This information is not shared due to confidentiality constraints. 2-28 Membership associations 87 2-29 Approach to stakeholder engagement 28 2-30 Collective bargaining agreements Since the workplace is non-unionized, the company do not have any unionized employees. Material Topics GRI 3: Material Topics 2021 3-1 Process to determine material topics 29 3-2 List of material topics 30-32 Economic Performance GRI 3: Material Topics 2021 3-3 Management of material topics 22 GRI 201: Economic Performance 2016 201-1 Direct economic value generated and distributed 22; https:// investor. hepsiburada. com/uploads/ PressRelease_ Q4.FY2023.pdf 201-2 Financial implications and other risks and opportunities due to climate change 72 GRI 203: Indirect Economic Impacts 2016 203-1 Infrastructure investments and services supported 59-67 Supply Chain GRI 3: Material Topics 2021 3-3 Management of material topics 77 GRI 204: Procurement Practices 2016 204-1 Proportion of spending on local suppliers 77 GRI 406: Non-discrimination 2016 406-1 Incidents of discrimination and corrective actions taken 77 GRI 408: Child Labor 2016 408-1 Operations and suppliers at significant risk for incidents of child labor 77 GRI 409: Forced or Compulsory Labor 2016 409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor 77 Ethics GRI 3: Material Topics 2021 3-3 Management of material topics 72-74

2023 SUSTAINABILITY REPORT 93 GRI 205: Anti-corruption 2016 205-1 Operations assessed for risks related to corruption 72-74 205-2 Communication and training about anti-corruption policies and procedures 72-74 205-3 Confirmed incidents of corruption and actions taken 73 Sustainable Products and Packaging GRI 3: Material Topics 2021 3-3 Management of material topics 40-41 GRI 301: Materials 2016 301-1 Materials used by weight or volume 41, 83 301-2 Recycled input materials used 40-41 301-3 Reclaimed products and their packaging materials 40-41, 83 Emissions and Energy Management GRI 3: Material Topics 2021 3-3 Management of material topics 35-37 GRI 302: Energy 2016 302-1 Energy consumption within the organization 36, 83 GRI 305: Emissions 2016 305-1 Direct (Scope 1) GHG emissions 36, 83 305-2 Energy indirect (Scope 2) GHG emissions 36, 83 305-3 Other indirect (Scope 3) GHG emissions 36, 83 305-5 Reduction of GHG emissions 36-37, 43-45 Water Consumption GRI 3: Material Topics 2021 3-3 Management of material topics 46 GRI 303: Water and Effluents 2018 303-2 Management of water discharge-related impacts 46 303-3 Water withdrawal 46, 83 Circularity and Waste Management GRI 3: Material Topics 2021 3-3 Management of material topics 38-39

2023 SUSTAINABILITY REPORT 94 GRI 306: Waste 2020 306-1 Waste generation and significant waste-related impacts 38 306-2 Management of significant waste-related impacts 38-39 306-3 Waste generated 39 306-4 Waste diverted from disposal 83 306-5 Waste directed to disposal 83 Sustainable Logistics GRI 3: Material Topics 2021 3-3 Management of material topics 42-45 Inclusion, Equality and Diversity GRI 3: Material Topics 2021 3-3 Management of material topics 49, 50 GRI 401: Employment 2016 401-1 New employee hires and employee turnover 85 401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees 51-53, 55 401-3 Parental leave 86 GRI 405: Diversity and Equal Opportunity 2016 405-1 Diversity of governance bodies and employees 49, 50, 70, 84-86 405-2 Ratio of basic salary and remuneration of women to men 49 Employee Health, Safety and Welfare GRI 3: Material Topics 2021 3-3 Management of material topics 56

2023 SUSTAINABILITY REPORT 95 GRI 403: Occupational Health and Safety 2018 403-1 Occupational health and safety management system 56 403-2 Hazard identification, risk assessment, and incident investigation 56 403-3 Occupational health services 55, 56 403-4 Worker participation, consultation, and communication on occupational health and safety 55, 56 403-5 Worker training on occupational health and safety 56 403-6 Promotion of worker health 55, 56 403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships 55, 56 403-8 Workers covered by an occupational health and safety management system 56 403-9 Work-related injuries 86 403-10 Work-related ill health 86 Talent Management and Development GRI 3: Material Topics 2021 3-3 Management of material topics 51-54 GRI 404: Training and Education 404-1 Average hours of training per year per employee 51, 86 404-2 Programs for upgrading employee skills and transition assistance programs 51-53 404-3 Percentage of employees receiving regular performance and career development reviews 53, 86 Positive Social Impact GRI 3: Material Topics 2021 3-3 Management of material topics 58-60

2023 SUSTAINABILITY REPORT 96 GRI 413: Local Communities 2016 413-1 Operations with local community engagement, impact assessments, and development programs 59-67 Women Entrepreneurship GRI 3: Material Topics 2021 3-3 Management of material topics 64-67 Data Security and Privacy GRI 3: Material Topics 2021 3-3 Management of material topics 78-81 GRI 418: Customer Privacy 2016 418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data 79 Protection of Intellectual Property Rights GRI 3: Material Topics 2021 3-3 Management of material topics 81

Colophon D-MARKET ELECTRONIC SERVICES AND TRADE INC. Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi Trump Towers Kule 2 Kat: 2 No: 12 34387 Şişli / İstanbul PHONE 0850 252 40 00 (Call Center) For more detailed information about the Hepsiburada Sustainability Report and to share your opinions and suggestions: crsustainability@hepsiburada.com Reporting Consultant: ZOA Sürdürülebilirlik Danışmanlığı www.zoaconsulting.co Design Consultant: Bee Company www.beecompany.com.tr 2023 SUSTAINABILITY REPORT 97